Silgan 2002 Annual Report


03056974


RECD S.E.C.
APR 29 2003
1086

SILGAN
HOLDINGS INC.


Maxwell House
ORIGINAL

I Can't Believe It's Not Butter!
Whipped



Welch's
NEW EASY-OPEN CAP

Green Giant
Cut Green Beans

FRUIT

winning customers and offering the best value. Silgan has achieved strong, leading


Minute Maid
Ohm

veg·all
Original


SPAM

Nestlé
Carnation
Evaporated
MILK
Vitamin D Added

Suave
Naturals

market positions in North America in metal food cans, plastic containers for


Enfamil
Nestlé
Carnation
Good Start


Curel



Slim Fast

personal care products and vacuum closures for food and beverage products.


GOYA
Cannellini
Alubias

KIDS

ARMOUR

Clean & Clear

SPAGHETTI

Lubriderm

Fancy Feast


Del Monte
WHOLE
KERNEL CORN
finesse
LISTERINE
ANTISEPTIC
Nesquik
Double
Chocolate
Campbell's
Tomato
SOUP

Silgan and its predecessors have a long history of providing reliable and


Chef BOYARDEE
MINI
Ravioli
BacOs
BIG TASTE · BIG CRUNCH
vlasic
Dial
Soup at Hand
Classic Tomato

unique packaging solutions to the leading brands in the food and personal


St. Ives
APRICOT
SCRUB
Cetaphil
diet
Snapple
Contadina
TOMATO
PASTE
CHUNKY

care markets. By assembling the industry's premier people, partnering with


Hormel
Chili
WITH
BEANS
Naturals
IAMS
PROGRESSO
Ragu
Oil-Free
Acne Wash
Cream
Cleanser
Vaseline
Healthy Hand
Essentials

Our Corporate Mission

The primary mission of our business is to compete and win in the markets served. We should be the best at what we do.

In support of that mission we believe these principles are vital:

> We must respond to the needs of the marketplace with quality products and services, while seeking advantage versus our competition.

> We will promote and reward excellence in the performance of our people because we believe this is the primary way to achieve competitive advantage.

> Where we have or believe we can develop competitive advantage, we will seek growth. Where we don't have competitive advantage, we will refocus, restructure or withdraw.

> Finally, as this mission is pursued we will hold ourselves to the highest standards of ethical behavior in our internal and external relationships, engendering employee pride in the conduct as well as the achievements of the organization.

Letter To Shareholders

Fellow Shareholder: While 2002 was a very successful year for Silgan both financially and strategically, it was also a year of great turbulence for American business. As we reflect on the events of 2002, we believe they serve to validate the basic principles upon which we have built and continue to operate our business. These principles are summarized in our mission statement on the facing page. It has long been our view that successfully following these principles will result in building the most defensible competitive position – a market franchise position. By building franchises and maintaining a relentless focus on cash returns, Silgan has created long-term shareholder value. In this Annual Report, we will expand upon our strategy of value creation, highlight the successes we have already experienced by consistently following this approach and share our view of how well-positioned Silgan is to realize future successes.

In 2002, Silgan reported record sales of $2 billion and record net income of $53.8 million. We were successful in strengthening our franchise positions, increasing volume, sales and income from operations in both our metal food container and plastic container businesses. In the metal food container business, our overall food can market share grew to 49 percent, more than double our nearest competitor. We received Hormel's "Spirit of Excellence Award" for the 9th consecutive year and Birds Eye Food's inaugural "Supplier of the Year Award." In the plastic container business, we grew unit volume by 5 percent and income from operations by 15 percent, as we focused on providing increased value to customers looking to differentiate themselves in terms of unique container designs, speed to market and enhanced graphics. Customers in the personal care market ranked Silgan Plastics the number one overall plastic container supplier in the MGT industry study. We also completed a new $850 million bank credit facility, which provides limited maturities through 2007 and increases our financial flexibility. Finally, early in 2003 we consummated three strategic bolt-on acquisitions.

While pleased with Silgan's performance in 2002, we take a much longer-term perspective on value creation. In our view, a successful business must continually generate strong cash returns and then either identify new opportunities to increase value, repay debt or pay dividends. Since the inception of Silgan in 1987, we have pursued a strategy of value creation that starts with identifying market segments in which we could compete and win and then assembling an organization with skills, expertise and an unwavering focus on fulfilling the



R. Philip Silver, Chairman and Co-Chief Executive Officer

unique needs of the customers within these markets. We believe companies that provide the best value in meeting their individual customer's desired mix of price, quality and service will be rewarded with a larger share of the business and long-term partnerships. With increased share comes competitive advantages and the ability to further provide value. When successfully implemented, this cycle results in a market franchise position, which should in turn result in stable cash flows and the creation of shareholder value through competitively superior returns on capital.

We have successfully established these types of franchise positions in the metal food container market and in the plastic container market for personal care products. We offer our customers what we believe is the best value in these markets, including consistently high quality products, unparalleled geographic coverage for manufacturing and technical support and a willingness to support their growth initiatives. With 69 manufacturing facilities in North America and industry leading equipment capabilities, we believe no other competitor can offer comparable support and service. As a result, we enjoy long-term customer relationships, strong and growing market share positions, significant stability in cash flows and consistently high returns on capital.

Considering the importance of these markets to our business and our relative share in them, we have a vested interest in the ongoing success of our customers. We do not take these positions for granted. Instead, we have made capital investments at a relatively high level in each of the last two years to provide the new products desired by the marketplace. We continue to offer advancements such as convenience ends for metal food containers and the widest possible array of plastic container and decoration options, and we continue to hone our focus on customer service. With the acquisition of Amcor White Cap, LLC in March 2003, we added a leading position in the metal and plastic vacuum closures market for food and beverages that naturally fits with our metal food container business.

Only by generating stable cash flows to service our debt and providing attractive returns to our shareholders can we expect access to capital to further build franchises and provide even greater value to our customers. Accordingly, we maintain a relentless focus on cash returns from the business. For instance, specific customer commitments are often negotiated in



D. Greg Horrigan, President and Co-Chief Executive Officer

advance of new capacity expenditures, rather than trying to fill the capacity after it has been built. Throughout the organization, our managers are sharply focused on satisfying the needs of their customers while concurrently controlling costs and ensuring attractive returns. As a result, we operate with one of the lowest selling, general and administrative cost levels in the industry, and in 2002 our return on capital employed was 16.5 percent.

We believe this approach to value creation has been successful for Silgan in the past, and we intend to follow it in the future. We will make additional investments to enhance the value offered to our customers, such as convenience end capacity for metal food containers. We will look to continue to make acquisitions that strengthen our franchise positions, such as the acquisition of the Thatcher Tubes business in January 2003. This business, which manufactures and sells decorated plastic tubes to the personal care market, represents a natural extension of our plastic container product line. We will also consider new opportunities in relevant consumer packaging markets, such as the closure business acquired in March 2003. Whether evaluating acquisitions or investing in our existing business, our focus will continue to be on generating attractive cash-on-cash returns, well in excess of our cost of capital.

In 2003 and beyond, we will concentrate on achieving internal performance targets, integrating newly acquired businesses and, in the absence of compelling acquisition opportunities, repaying debt. For the past 15 years we have utilized relatively high debt levels to finance the growth of our business and optimize leveraged returns for the shareholders. We have been willing to increase debt levels when compelling opportunities presented themselves, and we have paid down debt when they did not. Given the stability of the cash flow in our business and our demonstrated performance in managing our debt levels, Silgan enjoys one of the lowest costs of capital of any of its peers. We will continue to use debt in this same disciplined manner.

On the organizational side, we have endeavored to ensure that both the assets and the reputation of Silgan are well protected. In that regard, no one worked harder or more effectively to safeguard Silgan's assets and its reputation than Toby Rankin. After serving for fourteen years as Silgan's Executive Vice President and Chief Financial Officer, Toby elected to retire on July 1, 2002. His efforts over the years have been vital to Silgan's growth and success. We deeply

Year Ended December 31,	2002	2001	2000	1999	1998
(Dollars in thousands)					
Operating results					
Net sales	$ 1,988,284	$ 1,940,994	$ 1,877,497	$ 1,892,078	$ 1,768,745
Income from operations	$ 167,940	$ 152,411	$ 157,102	$ 124,292	$ 154,264
Net income	$ 53,808	$ 41,765	$ 31,308	$ 23,930	$ 45,924
Cash flow and other data					
Capital expenditures	$ 119,160	$ 93,042	$ 89,227	$ 87,421	$ 86,073
Net cash provided by operating activities	$ 163,293	$ 142,983	$ 95,145	$ 143,269	$ 147,412
Return on capital employed(1)	16.5%	15.9%	15.5%	14.9%	17.7%

(1) Return on capital employed means income from operations as a percent of year end total debt and total stockholders' equity.

appreciate his years of dedicated service and wish him well in his retirement. We remain focused on developing the next generation of management for Silgan, imbedding our tradition of market-focused business development. We have filled several of our senior level positions with new and internally developed executives, and intend to provide them with increasing challenges and opportunities.

We will also increase our efforts to communicate with you, our shareholders, about progress against these business goals. We are proud of our accomplishments and are excited about our opportunities, and, therefore, look forward to sharing them as they develop.

Since the founding of this business in 1987, we have followed an unwavering strategy. By successfully pursuing this strategy, we have now established two franchise market positions. These market positions, along with a keen focus on cash returns in our daily business decisions, have allowed us to generate strong cash flows and solid returns on capital. Today, we enjoy leadership positions and competitive advantages in the markets that we serve; long-standing relationships with the premier consumer goods companies; and earnings growth opportunities from new product offerings, productivity enhancements and recent acquisitions. We are proud of our past and excited about our future.

None of our past accomplishments or our ambitious plans for the future could be accomplished without the commitment and support of the thousands of men and women of Silgan. We are grateful for their many contributions and draw our confidence from a first-hand knowledge of the unique capabilities of these individuals and the constancy of purpose of the Silgan team.



R. Philip Silver



D. Greg Horrigan



Creating value:
From product line to bottom line

$53,808,000

Ultimately, the measure of a strategy is the value it creates for shareholders. In order to accomplish this, we seek to generate returns on capital employed substantially above our cost of capital. Recently, we have invested in new product capacity, several acquisitions and manufacturing automation, which we believe positions the Company for future value creation.



The primary commitment of our employees to our customers is well understood – deliver our packaging products on time and right the first time.

Russell F. Gervais, President – Silgan Plastics Corporation

69 plants

Locations:

Geographic presence is an important element in providing manufacturing and technical support for metal and plastic containers. With 69 strategically located plants in North America, Silgan has a competitive advantage in supplying the needs of our customers.

Market Focused

It all starts with the customer. The primary goal at Silgan is on providing each of our customers with a unique blend of quality, price and service that the customers perceive as best value. This mix can change by market or customer. We are aware that the market votes every day on how their suppliers are doing. By remaining focused on this goal, Silgan has been rewarded with long-term relationships and growing market shares. Today, we enjoy leadership positions in each of the primary market segments we serve. We are well-aligned with the market leaders in these segments, and generally have multi-year supply agreements. This has allowed us to steadily expand sales, which have grown at a compound annual growth rate of 13% since 1993, and to establish a reputation for superior customer service.

Net Sales


(in millions)
$645
$861
$1,102
$1,428
$1,541
$1,769
$1,892
$1,877
$1,941
$1,988
93 94 95 96 97 98 99 00 01 02

Share:

Through an unwavering focus on the needs of the market, Silgan has steadily increased its share of the metal food can market in the United States to 49% in 2002.

Relationships:

As a result of our market and customer focus, Silgan and its predecessors have provided service and products to our top customers for an average of 45 years.

Metal Food Containers

Customer	Years supplied*	Brands
Nestlé	103	Carnation, Friskies, Nestlé, Ortega
Campbell Soup	66	Campbell, Franco-American, V8, Swanson
Hormel	65	Hormel, Dinty Moore, Stagg, Spam
Del Monte	49	Del Monte, Contadina, S&W, College Inn
General Mills	41	Green Giant, Progresso, Old El Paso

Plastic Containers

Customer	Years supplied*	Brands
Unilever	33	Suave, Finesse, Salon Selectives, Thermasilk, Wish-bone, Dove, Pond's
Procter & Gamble	33	Pantene, Pepto-Bismol, Herbal Essences, Daily Defense, Vicks Nyquil
Avon	23	Bubble Bath, Anew, Naturals
L'Oréal	21	L'Oréal Kids Shampoo, Matrix
Pfizer	19	Listerine, Lubriderm, Plax, Benadryl

*Includes predecessor companies

Results:

Cash generated from operations has increased to $163.3 million, representing a 15% compounded annual growth rate since 1993.

13%

Growth:

Net income applicable to common stockholders has increased to $53.8 million, representing a compounded annual growth rate in diluted EPS of over 13% since 1996, the year prior to our stock becoming publicly traded.

Results Oriented

While our strategy starts with the customer, our goal ends at the shareholder. At Silgan, we understand the importance of generating strong and consistent returns for our shareholders. For this reason, we focus on strengthening our franchise market positions, which we believe allow attractive and steady financial returns. Our business segments are infused with an entrepreneurial spirit. With approximately 40% management ownership, we are disciplined in deploying capital. Both in capital expenditures and acquisitions, we focus on ensuring attractive cash-on-cash returns while also recognizing the need to build long-term value. Generally, major capital expenditures are made only when customer commitments are in hand. As an example, we are investing in capacity for conven-

Business Segments – 2002 (in millions)


Sales
$501.3
25%
75%
$1,487.0
Operating income
$52.9
30%
70%
$120.6
Metal Food Containers
Plastic Containers



In my experience, what makes Silgan unique is the focus throughout all levels of management on both the market needs and ensuring attractive returns on resources expended. This focus is evident in the financial results of the Company.

James D. Beam, President – Silgan Containers Corporation

16.5%

Returns:

A successful strategy should provide attractive returns on the resources invested. Return on capital employed, calculated as operating income divided by year end total debt and total stockholders' equity, was 16.5% in 2002.

ience ends in partnership with our customers. To date, we are able to provide about 40% of our metal food can volume with a convenience end. Conversely, we are willing to restructure and withdraw where we cannot sustain a competitive advantage. Equally, we

Return on Capital Employed


17.7%
14.9%
15.5%
15.9%
16.5%
98
99
00
01
02

are disciplined in our use of debt to support our growth objectives and optimize leveraged returns to shareholders. As a result, we have substantially increased cash generated from operations since our inception in 1987. Our return on capital employed has averaged over 16% for the past five years, well in excess of our cost of capital. These results did not just happen. They are the predictable outcome of talented people, steadily focused on meeting the needs of the market while achieving a fair return for the effort.



Silgan has a long history of consistent value creation and successful acquisition integration. Having recently made significant new investments in value-added product capabilities and three strategic bolt-on acquisitions, as well as strengthening our balance sheet with a more flexible credit agreement, we are confident about opportunities for further value creation.

Anthony J. Allott, Executive Vice President and Chief Financial Officer

$119 million

Investment:

We invested $119 million in capital in 2002 to increase capacity for new products and enhance automation and productivity, as well as to fund routine expenditures.

Positioned for the Future

We believe Silgan is well positioned to continue our trend of strong financial returns and value creation. In supporting our customers' growth initiatives, we have recently made significant investments in new product capacity, which will provide future growth for the Company.

We have also increased our investment in automation and productivity enhancing projects. At the same time, we have recently made three acquisitions, which strategically strengthen our market positions and provide strong cash flow. Each of these investments was made with a clear focus on cash returns. In 2002, we also increased our liquidity by refinancing our U.S. senior secured credit facility. The combination of sound capital investments in our existing businesses, accretive acquisitions and a strong balance sheet positions us well for the future.

Capital Expenditures



(in millions)
$86.1
$87.4
$89.2
$93.0
$119.2
98
99
00
01
02

124 years

Experience:

Our top five executives have an aggregate of 124 years of experience in the packaging industry.

20

Acquisitions:

From inception, Silgan has grown through strategic acquisitions and has successfully integrated these acquisitions. Since 1987, we have completed 20 acquisitions.

Proven Acquisition Track Record



	1987	1988	1989	1993	1995	1996	1997	1998	2000	2003
Metal Food Containers	• Carnation Can (Nestlé)	• Fort Madison (Dial) • Seaboard (Nestlé)		• Del Monte Can	• ANC Food Cans	• Finger Lakes (Birds Eye)	• Alcoa Aluminum Closures	• Campbell Can		• White Cap • PCP Can
Plastic Containers	• Monsanto Plastic Bottle		• Aim Packaging • Fortune Plastics • Express Plastic Containers • Amoco Container				• Rexam Plastic Bottle	• Winn • Clearplass	• RXI	• Thatcher Tubes

Management's Discussion and Analysis

Silgan Holdings Inc.

The following discussion and analysis is intended to assist you in understanding our consolidated financial condition and results of operations for the three-year period ended December 31, 2002. Our consolidated financial statements and the accompanying notes included elsewhere in this Annual Report contain detailed information that you should refer to in conjunction with the following discussion and analysis.

General

We are a leading North American manufacturer of metal and plastic consumer goods packaging products. We currently produce steel and aluminum containers for human and pet food and custom designed plastic containers, tubes and closures for personal care, health care, pharmaceutical, household and industrial chemical, food, pet care, agricultural chemical, automotive and marine chemical products, and metal, composite and plastic closures for food and beverage products. We are the largest manufacturer of metal food containers in North America, with a unit sale market share for the year ended December 31, 2002 of approximately 49 percent in the United States, a leading manufacturer of plastic containers in North America for personal care products and a leading manufacturer of metal and plastic vacuum closures in North America for food and beverage products.

Sales Growth

Our objective is to increase shareholder value through efficiently deploying capital and management resources to grow our business and reduce costs of existing operations and to complete acquisitions that generate attractive cash returns. We have increased sales and market share in our metal food container and plastic container businesses through acquisitions and internal growth. As a result, we have expanded and diversified our customer base, geographic presence and product lines.

During the past fifteen years, the metal food container market has experienced significant consolidation primarily due to the desire by food processors to reduce costs and focus resources on their core operations rather than self-manufacture their metal food containers. Our acquisitions of the metal food container manufacturing operations of Nestlé Food Company, The Dial Corporation, Del Monte Corporation, Birds Eye Foods, Inc. and Campbell Soup Company, or Campbell, as well as our recently announced acquisition of PCP Can Manufacturing, Inc., a subsidiary of Pacific Coast Producers, or PCP, through which PCP self-manufactures its metal food containers, reflect this trend.

We have improved the market position of our plastic container business since 1987, with sales increasing more than fivefold to $501.3 million in 2002. We achieved this improved market position primarily through strategic acquisitions, including most recently substantially all of the assets of Thatcher Tubes LLC and its affiliates, or Thatcher Tubes, as well as through internal growth. The plastic container business of the consumer goods packaging industry is highly fragmented, and we intend to pursue further consolidation opportunities in this market. We also believe that we can successfully apply our acquisition and operating expertise to new markets of the consumer goods packaging industry. With our acquisition of Thatcher Tubes in January 2003, we extended our business into decorated plastic tubes primarily for personal care products to complement our plastic container business. Additionally, with our acquisition of RXI Holdings, Inc., or RXI, in October 2000, we expanded our business into plastic closures, caps, sifters and fitments and thermoformed plastic tubs. We expect to continue to generate internal growth in our plastic container business. For example, we intend to aggressively market our decorated plastic tubes and plastic closures to existing customers of our plastic container business. Additionally, we intend to continue to expand our customer base in the markets that we serve, such as the personal care, health care, pharmaceutical, household and industrial chemical, food, pet care, agricultural chemical, automotive and marine chemical markets.

In March 2003, we acquired the remaining 65 percent equity interest in Amcor White Cap, LLC, or White Cap, that we did not already own. The business is a leading manufacturer of metal and plastic vacuum closures in North America for food and beverage products. In 2002, the business had approximately $250 million of net sales.

Operating Performance

We use a disciplined approach to acquire businesses that generate attractive cash returns and enhance profitability through productivity and cost reduction opportunities. The additional sales and production capacity provided through acquisitions have enabled us to rationalize plant operations and decrease overhead costs through plant closings and downsizings. In addition, our acquisitions have enabled us to realize manufacturing efficiencies as a result of optimizing production scheduling and minimizing product transportation costs. We have also benefited from our economies of scale and from the elimination of redundant selling and administrative functions.

In addition to the benefits realized through the integration of acquired businesses, we have improved the operating performance of our existing plant facilities through the investment of capital for productivity improvements and manufacturing cost reductions. During 2002, our metal food container business entered into a long-term technical agreement with Daiwa Can Company, or Daiwa, of Tokyo, Japan. Daiwa is a major producer of metal food and beverage containers as well as plastic containers for cosmetics and foods in Japan, and our relationship with Daiwa gives us access to new products, manufacturing processes and materials technologies that have been exclusively developed by Daiwa. We have also invested capital for new market opportunities, such as convenience ends for metal food containers. Over the past five years, we have invested $474.9 million in capital to maintain our market position, improve our productivity, reduce our manufacturing costs and invest in new market opportunities.

We operate in a competitive industry where it is necessary to realize cost reduction opportunities to offset continued competitive pricing pressure. Recently, our plastic container business began to experience increased competitive pressures. For example, some customers have consolidated and are placing larger portions of their business up for competitive bidding. Historically, we have been successful in renewing our multi-year supply arrangements with our customers. In 2002, we extended the term of our supply agreements with various customers in return for price adjustments. Further, the multi-year supply agreements that we enter into with many of our customers limit our ability to increase our margins. We estimate that approximately 85 percent of our projected metal food container sales in 2003 and a majority of our projected plastic container sales in 2003 will be under multi-year arrangements. Many of these multi-year supply arrangements generally provide for the pass through of changes in material, labor and other manufacturing costs, thereby significantly reducing the exposure of our results of operations to the volatility of these costs.

Our metal food container business' sales and, to a lesser extent, operating income are dependent, in part, upon the vegetable and fruit harvests in the midwest and western regions of the United States. The size and quality of these harvests varies from year to year, depending in large part upon the weather conditions in those regions. Because of the seasonality of the harvests, we have historically experienced higher unit sales volume in the third quarter of our fiscal year and generated a disproportionate amount of our annual income from operations during that quarter. This seasonal impact has been mitigated somewhat by the acquisition of the steel container manufacturing business of Campbell, or CS Can, from Campbell. Sales to Campbell generally have been highest in the fourth quarter due to the seasonal demand for soup products.

Use of Capital

We use leverage to support our growth and increase shareholder returns. Our stable and predictable cash flow, generated largely as a result of our multi-year customer contracts and generally recession resistant business, supports our financial strategy. We intend to continue using leverage, supported by our stable cash flows, to make value-enhancing acquisitions. In the absence of attractive acquisition opportunities, we intend to use our free cash flow to repay indebtedness or for other permitted purposes. For example, we did not complete any acquisitions during 2002 or 2001, and over that period we reduced our total debt by $73.9 million and increased our cash balances by $38.2 million.

To the extent we utilize debt for acquisitions or other permitted purposes in future periods, our interest expense may increase. Further, since the revolving loan and term loan borrowings under our senior secured credit facilities bear interest at floating rates, our interest expense is sensitive to changes in prevailing rates of interest and, accordingly, our interest expense may vary from period to period. After taking into account interest rate swap agreements that we entered into to mitigate the effect of interest rate fluctuations, at December 31, 2002 we had $73.3 million of indebtedness which bore interest at floating rates.

In light of our strategy to use leverage to support our growth and optimize shareholder returns, we have incurred and will continue to incur significant interest expense. For

2002, our aggregate interest and other debt expense was 43.9 percent of our income from operations as compared to 53.3 percent, 58.0 percent, 69.2 percent and 52.8 percent for 2001, 2000, 1999 and 1998, respectively.

In April 2002, we issued an additional $200 million aggregate principal amount of our 9% Senior Subordinated Debentures due 2009, or the 9% Debentures, the proceeds of which were used to repay revolving loans under our previous U.S. senior secured credit facility, or the U.S. Credit Agreement. In June 2002, we refinanced the U.S. Credit Agreement by entering into a new $850 million senior secured credit facility, or the New Credit Agreement. The New Credit Agreement also provides us with an incremental uncommitted term loan facility of up to an additional $275 million ($150 million of which has been borrowed as described below) which may be used to finance acquisitions and for other permitted purposes. The New Credit Agreement provides increased flexibility to, among other things, make acquisitions, pay dividends and incur additional debt. Under the New Credit Agreement, the interest rate for all loans will be either the Eurodollar rate plus a margin or the prime lending rate of Deutsche Bank Trust Company Americas, or Deutsche Bank, plus a margin. Initially, the margin for Eurodollar rate loans is 2 percent and the margin for prime rate loans is 1 percent. Under the U.S. Credit Agreement, the interest rate for A term loans and revolving loans was the Eurodollar rate plus a margin of 1 percent or the prime lending rate of Deutsche Bank. For B term loans, the interest rate was the Eurodollar rate plus a margin of 1.5 percent or the prime lending rate of Deutsche Bank plus a margin of 0.5 percent.

In January 2003, we acquired substantially all of the assets of Thatcher Tubes, a privately held manufacturer and marketer of decorated plastic tubes serving primarily the personal care industry. Thatcher Tubes operates manufacturing facilities in Woodstock, Illinois and Culiacan, Mexico and had net sales of approximately $29 million in 2002. The purchase price, including additional production capacity recently installed and currently being installed, was approximately $32 million in cash. In March 2003, we acquired the remaining 65 percent equity interest in White Cap that we did not already own for $37.1 million in cash and refinanced approximately $90 million of debt of the business. In March 2003, we also completed a $150 million incremental term loan borrowing under the New Credit Agreement largely to finance the acquisitions of White Cap and Thatcher Tubes.

White Cap Joint Venture

Effective July 1, 2001, we formed a joint venture company with Schmalbach-Lubeca AG that is a leading supplier of an extensive range of metal and plastic closures to consumer goods packaging companies in the food and beverage industries in North America. The venture operated under the name Amcor White Cap, LLC. We contributed $48.4 million of metal closure assets, including our manufacturing facilities in Evansville and Richmond, Indiana, and $7.1 million of metal closure liabilities to White Cap in return for a 35 percent interest in and $32.4 million of cash proceeds from the joint venture. Net sales of our metal closure business, which was contributed to the White Cap joint venture, totaled $46.3 million and $90.8 million in 2001 and 2000, respectively. Schmalbach-Lubeca AG contributed the remaining metal and plastic closure operations to the joint venture. In July 2002, Amcor Ltd. purchased Schmalbach-Lubeca AG's interest in the joint venture.

During 2002, we recorded equity in losses of White Cap of $2.6 million, net of income taxes. As part of the integration of the contributed businesses, the White Cap joint venture instituted a program to rationalize its operations. As a result, our equity in losses of White Cap for 2002 included $2.0 million, net of income taxes, for our portion of White Cap's rationalization charge to close its Chicago, Illinois metal closure manufacturing facility and $0.7 million, net of income taxes, for our portion of White Cap's gain on the sale of certain assets at a price in excess of book value. During 2001, we recorded equity in losses of White Cap of $0.3 million and a gain on the assets contributed to the joint venture of $4.9 million.

In March 2003, we acquired the remaining 65 percent equity interest in White Cap that we did not already own for $37.1 million in cash and refinanced approximately $90 million of debt of the business. The business is headquartered in Chicago and presently operates seven manufacturing facilities located in Athens, Georgia; Champaign, Illinois; West Hazleton, Pennsylvania; Evansville, Indiana; Richmond, Indiana; Chicago, Illinois; and Queretaro, Mexico. The business operates as part of our metal food container business due to similarities in end-use markets. Net sales for the business were approximately $250 million in 2002.

Packtion Investment

In April 2000, we, together with Morgan Stanley Private Equity and Diamondcluster International, Inc., agreed to invest in Packtion Corporation, or Packtion, an e-commerce joint venture aimed at integrating the packaging supply chain, from design through manufacture and procurement. The parties agreed to make the investments through Packaging Markets LLC, a limited liability company. The joint venture was expected to provide a comprehensive online marketplace for packaging goods and services and to combine content, tools and collaboration capabilities to streamline the product development process and enhance transaction opportunities for buyers and sellers of packaging. The products that Packtion was developing included a web-based software tool to enable product and package design, development and collaboration; an internet-based secure environment enabling the sharing of packaging related product information and the transaction of business electronically; and an informational source of packaging related knowledge, tools and expert services. Packtion had insignificant sales for internet consulting services and incurred net losses.

In June and August 2000, we invested a total of $7.0 million in Packtion representing approximately a 45 percent interest in Packtion. For the year ended December 31, 2000, we recorded equity in losses of Packtion of $4.6 million. In the first quarter of 2001 in connection with an investment by The Procter & Gamble Company and E.I. Du Pont de Nemours & Co. in Packtion, we invested an additional $3.1 million, bringing our total investment to $10.1 million representing approximately a 25 percent interest in Packtion. Packtion was dissolved on May 31, 2001 after its board of directors determined that there had been slower than anticipated market acceptance of its business. During 2001, we recorded equity in losses of Packtion aggregating $3.8 million, which included our final losses and eliminated our investment.

Results of Operations

The following table sets forth certain income statement data expressed as a percentage of net sales for each of the periods presented. You should read this table in conjunction with our Consolidated Financial Statements for the year ended December 31, 2002 and the accompanying notes included elsewhere in this Annual Report.

Year Ended December 31,	2002	2001	2000
Operating Data:			
Net sales:			
Metal food containers	74.8%	72.2%	73.9%
Plastic containers	25.2	25.4	21.3
Metal closures	—	2.4	4.8
Total	100.0	100.0	100.0
Cost of goods sold	88.0	87.6	87.8
Gross profit	12.0	12.4	12.2
Selling, general and administrative expenses	3.8	4.0	3.8
Rationalization (credits) charges	(0.2)	0.5	—
Income from operations	8.4	7.9	8.4
Gain on assets contributed to affiliate	—	0.3	—
Interest and other debt expense	3.7	4.2	4.9
Income before income taxes, equity in losses of affiliates and extraordinary item	4.7	4.0	3.5
Provision for income taxes	1.9	1.6	1.4
Income before equity in losses of affiliates and extraordinary item	2.8	2.4	2.1
Equity in losses of affiliates	(0.1)	(0.2)	(0.2)
Income before extraordinary item	2.7	2.2	1.9
Extraordinary item - loss on early extinguishment of debt, net of income taxes	—	—	(0.2)
Net income	2.7%	2.2%	1.7%

Summary results for our business segments for the years ended December 31, 2002, 2001, and 2000 are provided below.

Year Ended December 31,	2002	2001	2000
(Dollars in millions)			
Net sales:			
Metal food containers	$1,487.0	$1,401.1	$1,387.7
Plastic containers	501.3	493.6	399.0
Metal closures	—	46.3	90.8
Consolidated	$1,988.3	$1,941.0	$1,877.5
Income from operations:			
Metal food containers(1)	$ 120.6	$ 108.3	$ 120.2
Plastic containers(2)	52.9	46.0	36.9
Metal closures	—	3.3	3.7
Corporate	(5.6)	(5.2)	(3.7)
Consolidated	$ 167.9	$ 152.4	$ 157.1

(1) Includes rationalization credits of $5.4 million in 2002 and net rationalization charges of $5.8 million in 2001. You should also read Note 3 to our Consolidated Financial Statements for the year ended December 31, 2002 included elsewhere in this Annual Report.

(2) Includes a rationalization credit of $0.2 million in 2002 and a rationalization charge of $3.5 million in 2001. You should also read Note 3 to our Consolidated Financial Statements for the year ended December 31, 2002 included elsewhere in this Annual Report.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Net Sales. Consolidated net sales increased $47.3 million, or 2.4 percent, to $1.988 billion for the year ended December 31, 2002, as compared to net sales of $1.941 billion for 2001. This increase was largely the result of higher net sales of the metal food container business and, to a lesser extent, of the plastic container business, partially offset by the impact of contributing the metal closure business to the White Cap joint venture in July 2001.

Net sales for the metal food container business were $1.487 billion for the year ended December 31, 2002, an increase of $85.9 million, or 6.1 percent, from net sales of $1.401 billion for 2001. This increase was primarily attributable to higher unit volume principally as a result of new business on the West Coast and a stronger fruit and vegetable pack as compared to 2001.

Net sales for the plastic container business of $501.3 million for the year ended December 31, 2002 increased $7.7 million, or 1.6 percent, from net sales of $493.6 million for 2001. This increase was primarily a result of higher unit volume due primarily to new business, partially offset by lower average selling prices due principally to the pass through of lower resin costs and a less favorable sales mix.

Cost of Goods Sold. Cost of goods sold was 88.0 percent of consolidated net sales for the year ended December 31, 2002, an increase of 0.4 percentage point as compared to 2001. This increase was principally due to the effect of price adjustments related to certain contract negotiations, higher manufacturing costs to initially absorb new business in the metal food container business and higher depreciation expense, partially offset by higher volume and the elimination of goodwill amortization in both the metal food container and the plastic container businesses.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $76.2 million, or 3.8 percent of consolidated net sales, for the year ended December 31, 2002, as compared to $78.5 million, or 4.0 percent of consolidated net sales for 2001. This decrease was primarily due to net payments received in settlement of certain litigation in 2002, partially offset by higher selling and commercial development expenses in the plastic container business.

Income from Operations. Income from operations for 2002 increased by $15.5 million, or 10.2 percent, to $167.9 million as compared to $152.4 million for the same period in 2001, and operating margin increased to 8.4 percent from 7.9 percent. The increases in income from operations and operating margin were primarily a result of higher volumes, rationalization credits in 2002 as compared to net rationalization charges in 2001 and the elimination of goodwill amortization, partially offset by the effect of price adjustments relating to certain contract negotiations, higher depreciation expense, higher costs to initially absorb new business in the metal food container business and the impact of contributing the metal closures business to the White Cap joint venture in July 2001.

We recorded rationalization credits in 2002 totaling $5.6 million. These rationalization credits included $2.4 million related primarily to the decision to support new business requirements by continuing to operate the Kingsburg, California metal food container facility that was previously expected to be closed, $3.0 million related primarily to certain previously written down assets of the metal food container business that were placed back in service to meet business requirements and $0.2 million related to certain aspects of a rationalization plan to close a plastic container manufacturing facility that were completed at amounts less than originally estimated. In 2001, we recorded net rationalization charges totaling $9.3 million. These net rationalization charges included a $5.8 million charge in the metal food container business, comprised of a charge of $7.0 million, including $4.2 million for the non-cash write-down in carrying value of assets, primarily relating to the planned closing of two metal food container manufacturing facilities (including the Kingsburg, California facility) and a $1.2 million credit as a result of certain assets of the metal food container business that were placed back in service, and a $3.5 million charge related to closing a plastic container manufacturing facility.

Income from operations of the metal food container business for 2002 increased $12.3 million, or 11.4 percent, to $120.6 million as compared to $108.3 million in 2001, and operating margin increased to 8.1 percent from 7.7 percent. The increases in income from operations and operating margin were principally due to higher volume, rationalization credits in 2002 as compared to net rationalization charges in 2001 and the elimination of goodwill amortization, partially offset by the effect of price adjustments relating to certain contract negotiations, higher depreciation expense, higher manufacturing costs to initially absorb new business, start-up costs related to the manufacture of convenience ends and increased employee health and welfare costs.

Income from operations of the plastic container business for 2002 increased $6.9 million, or 15.0 percent, to $52.9 million as compared to $46.0 million in 2001, and operating margin increased to 10.6 percent from 9.3 percent. The increases in income from operations and operating margin were primarily a result of higher volumes, a rationalization charge recorded in 2001, the elimination of goodwill amortization and improved operational efficiencies, partially offset by higher depreciation expense, higher selling and commercial development expenses and higher employee health and welfare costs.

Interest Expense. Interest expense decreased $7.4 million to $73.8 million for the year ended December 31, 2002 as compared to $81.2 million in 2001. This decrease resulted primarily from a lower average interest rate and approximately $75 million in lower average borrowings during 2002 as compared to 2001. Despite the add-on issuance of $200 million of 9% Debentures and higher interest rate spreads over LIBOR as a result of the refinancing of the U.S. Credit Agreement, we experienced a lower average interest rate as compared to 2001 as a result of lower LIBOR rates.

Income Taxes. The provision for income taxes for the year ended December 31, 2002 and 2001 was recorded at an estimated effective annual income tax rate of 39.5 percent and 39.7 percent, respectively.

Net Income and Earnings per Share. Net income for the year ended December 31, 2002 was $53.8 million, or $2.93 per diluted share, as compared to net income of $41.8 million, or $2.31 per diluted share, for 2001. Net income for 2002 included our share of White Cap's rationalization charge of $2.0 million, net of income taxes, or $0.11 per diluted share, and our share of White Cap's gain on the sale of assets of $0.7 million, net of income taxes, or $0.04 per diluted share. Net income for 2002 also included rationalization credits totaling $5.6 million, or $0.18 per diluted share, and an extraordinary charge, net of income taxes, of $0.6 million, or $0.03 per diluted share, for the write-off of unamortized debt issuance costs as a result of the refinancing of the U.S. Credit Agreement. Net income for 2001 included net rationalization charges of $9.3 million, or $0.31 per diluted share, a gain on assets contributed to the White Cap joint venture of $4.9 million, or $0.16 per diluted share, and equity in losses of Packtion of $3.8 million, or $0.21 per diluted share.

Statement of Financial Accounting Standards, or SFAS, No. 142, "Goodwill and Other Intangible Assets," required us to eliminate the amortization of goodwill effective January 1, 2002. For the year ended December 31, 2001, we recorded goodwill amortization of approximately $5.0 million, or $0.17 per diluted share. During 2002, the metal food container and plastic container businesses benefited from the elimination of $2.3 million and $2.7 million, respectively, of goodwill amortization.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

Net Sales. Consolidated net sales increased $63.5 million, or 3.4 percent, to $1.941 billion for the year ended December 31, 2001, as compared to net sales of $1.878 billion for 2000. This increase was the result of increased net sales of the plastic container business largely due to the acquisition of RXI in October 2000 and slightly higher net sales of the metal food container business, partially offset by the impact of contributing the metal closure business to the White Cap joint venture in July 2001.

Net sales for the metal food container business were $1.401 billion for the year ended December 31, 2001, an increase of $13.4 million, or 1.0 percent, from net sales of $1.388 billion for 2000. This increase was primarily due to the acquisition of new food can customers and a favorable sales mix primarily driven by increased sales of convenience ends, largely offset by weaker fruit and vegetable packs in 2001 as compared to 2000 and generally softer market conditions in the first half of 2001 as compared to 2000.

Net sales for the plastic container business of $493.6 million for the year ended December 31, 2001 increased $94.6 million, or 23.7 percent, from net sales of $399.0 million for 2000. This increase in net sales was largely due to the acquisition of RXI in October 2000. Additionally, customer inventory restocking in the first half of 2001 more than offset generally softer market conditions later in 2001.

Net sales for the metal closure business were $46.3 million for the year ended December 31, 2001, as compared to net sales of $90.8 million for 2000. The decrease in net sales was a result of contributing the metal closure business to the White Cap joint venture on July 1, 2001.

Cost of Goods Sold. Cost of goods sold as a percentage of consolidated net sales was 87.6 percent for the year ended December 31, 2001, a decrease of 0.2 percentage point as compared to 87.8 percent in 2000. The increase in gross profit margin was attributable to higher margins from the plastic container business and was offset in part by lower margins realized by the metal food container business.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $78.5 million, or 4.0 percent of consolidated net sales, for the year ended December 31, 2001, as compared to $72.1 million, or 3.8 percent of consolidated net sales, for 2000. This increase in selling, general and administrative expenses as a percent of consolidated net sales was primarily a result of costs we incurred related to the secondary public offering by a selling stockholder in November 2001.

Income from Operations. Income from operations for the year ended December 31, 2001 decreased $4.7 million, or 3.0 percent, to $152.4 million as compared to income from operations of $157.1 million for 2000, and operating margin decreased to 7.9 percent from 8.4 percent. The decreases in income from operations and operating margin were primarily a result of net rationalization charges, lower operating income in the metal food container business and the impact of contributing the metal closure business to the White Cap joint venture, partially offset by higher sales in the plastic container business.

During 2001, we recorded net rationalization charges of $9.3 million. These net rationalization charges included a $5.8 million charge in the metal food container business, comprised of a charge of $7.0 million, including $4.2 million for the non-cash write-down in carrying value of assets, primarily relating to the planned closing of two metal food container manufacturing facilities and a $1.2 million credit as a result of certain assets of the metal food container business that were placed back in service, and a charge of $3.5 million related to closing a plastic container manufacturing facility.

Income from operations for the metal food container business for the year ended December 31, 2001 was $108.3 million, a $11.9 million decrease from income from operations of $120.2 million for 2000, and operating margin decreased to 7.7 percent from 8.7 percent. The lower income from operations and operating margin of the metal food container business was principally attributable to net rationalization charges, higher energy costs, higher depreciation expense, start-up costs related to the manufacture of convenience ends and higher employee medical costs, partially offset by benefits realized from a previous plant rationalization and a favorable sales mix.

Income from operations for the plastic container business for the year ended December 31, 2001 was $46.0 million, a $9.1 million increase over income from operations of $36.9 million for 2000, and operating margin increased to

9.3 percent from 9.2 percent. The increase in income from operations and operating margin for the plastic container business was primarily a result of higher unit volume, partially offset by a rationalization charge.

Income from operations for the metal closure business for the year ended December 31, 2001 was $3.3 million, as compared to income from operations of $3.7 million for 2000. The decrease in income from operations was the result of contributing the metal closure business to the White Cap joint venture on July 1, 2001.

Interest Expense. Interest expense decreased $10.0 million to $81.2 million for the year ended December 31, 2001, as compared to $91.2 million in 2000. This decrease was principally a result of the benefit of lower interest rates that more than offset the impact of higher average borrowings outstanding, principally due to debt incurred in the fourth quarter of 2000 for the acquisition of RXI.

Income Taxes. The provision for income taxes for the year ended December 31, 2001 was recorded at an effective tax rate of 39.7 percent, as compared to 39.1 percent for 2000.

Net Income and Earnings per Share. Net income for the year ended December 31, 2001 was $41.8 million, or $2.31 per diluted share, as compared to net income of $31.3 million, or $1.74 per diluted share, for 2000. Net income for the year ended December 31, 2001 included net rationalization charges of $9.3 million, or $0.31 per diluted share, equity in losses of Packtion of $3.8 million, or $0.21 per diluted share, and the gain on assets contributed to the White Cap joint venture of $4.9 million, or $0.16 per diluted share. Net income for the year ended December 31, 2000 included equity in losses of Packtion of $4.6 million, or $0.26 per diluted share, and the extraordinary loss, net of income taxes, of $4.2 million, or $0.23 per diluted share, related to the early extinguishment of our 13-1/4% Subordinated Debentures, or the 13-1/4% Debentures.

Capital Resources and Liquidity

Our principal sources of liquidity have been net cash from operating activities and corporate borrowings under our revolving loan facilities. Our liquidity requirements arise primarily from our obligations under the indebtedness incurred in connection with our acquisitions and the refinancing of that indebtedness, capital investment in new and existing equipment and the funding of our seasonal working capital needs.

On April 29, 2002, we issued an additional $200 million aggregate principal amount of our 9% Debentures. The newly issued 9% Debentures were an add-on issuance under the indenture for our existing 9% Debentures originally issued in June 1997 and have identical terms to the existing 9% Debentures. The issue price for the new 9% Debentures was 103% of their principal amount. Net cash proceeds received from this issuance were approximately $202 million, after deducting selling commissions and offering expenses payable by us. The net proceeds from this issuance were used to repay a portion of our revolving loan obligations under the U.S. Credit Agreement.

On June 28, 2002, we completed the refinancing of the U.S. Credit Agreement by entering into a new $850 million senior secured credit facility. The New Credit Agreement provided us with $100 million of A term loans and $350 million of B term loans, and also provides us with up to $400 million of revolving loans. Under the New Credit Agreement, we may use revolving loans for working capital and other operating needs as well as for acquisitions and other permitted purposes. The New Credit Agreement also provides us with an incremental uncommitted term loan facility of up to an additional $275 million ($150 million of which has been borrowed as described below) which may be used to finance acquisitions and for other permitted purposes.

On March 3, 2003, we completed a $150 million incremental term loan borrowing under the New Credit Agreement. The proceeds were used largely to finance the acquisitions of White Cap and Thatcher Tubes. The terms of the incremental term loans are the same as those for B term loans under the New Credit Agreement.

In 2002, we used proceeds of $206.0 million from the add-on issuance of 9% Debentures, cash generated from operations of $163.3 million, proceeds from stock option exercises of $4.3 million and proceeds from asset sales of $1.9 million to fund capital expenditures of $119.2 million, net repayments of revolving loans and long-term debt of $193.6 million and debt issuance costs of $22.4 million and to increase cash balances by $40.3 million.

In 2002, trade accounts receivable, net decreased $20.2 million to $124.7 million as compared to 2001, primarily due to the timing of sales. Inventories increased $10.2 million to $272.8 million in 2002 as compared to 2001 primarily due to the timing of sales and raw material purchases.

In 2001, we used cash generated from operations of $143.0 million, cash proceeds from the White Cap joint venture of $32.4 million, proceeds from asset sales of $3.9 million, cash balances of $2.0 million and proceeds from stock option exercises of $1.0 million to fund capital expenditures of $93.0 million, net repayments of revolving loans and long-term debt of $86.3 million and our investment in Packtion of $3.0 million.

In 2001, trade accounts receivable, net decreased $23.4 million to $144.9 million as compared to 2000 primarily due to the impact of contributing our metal closure business to the White Cap joint venture and the impact of a few customers delaying payments in 2000 until the beginning of 2001. Inventories decreased $17.1 million to $262.6 million in 2001 as compared to 2000 primarily due to the impact of contributing our metal closure business to the White Cap joint venture and the timing of raw material purchases and business requirements. Trade accounts payable decreased $34.3 million to $173.9 million principally due to the timing of payments and raw material purchases.

In 2000, we used net borrowings of revolving loans of $243.7 million ($242.1 million under the U.S. Credit Agreement and $1.6 million under our Canadian senior secured credit facility), cash generated from operations of $95.1 million, proceeds from asset sales of $1.8 million and proceeds from stock option exercises of $0.5 million to fund the acquisition of RXI for $124.0 million, capital expenditures of $89.2 million, the redemption of the 13-1/4% Debentures for $61.8 million, repayments of $39.3 million of term loan borrowings under our senior secured credit facilities, cash balances of $17.7 million, our investment in Packtion of $7.0 million, repurchases of common stock of $1.1 million and debt issuance costs of $1.0 million.

In December 2000, we redeemed all of our outstanding 13-1/4% Debentures ($56.2 million principal amount) with lower cost revolving loans under the U.S. Credit Agreement. The redemption price for all of the 13-1/4% Debentures, including premiums, was $61.8 million. We benefited from this redemption because of the lower interest rate applicable to the revolving loans, despite the slight increase in our indebtedness as a result.

As of December 31, 2002, there were no revolving loans outstanding under the New Credit Agreement, and, after taking into account outstanding letters of credit, the available portion of the revolving loan facility under the New Credit Agreement was $383.1 million. Revolving loans under the New Credit Agreement may be borrowed, repaid and reborrowed until their final maturity on June 28, 2008. Additionally, as of December 31, 2002, there were no outstanding revolving loans under our Canadian senior secured credit facility, and after taking into account outstanding letters of credit, the available portion of the revolving loan facility under our Canadian senior secured credit facility was $4.1 million.

The New Credit Agreement also provided us with A term loans ($100.0 million outstanding at December 31, 2002) and B term loans ($348.3 million outstanding at December 31, 2002), which are required to be repaid in annual installments through June 28, 2008 and November 30, 2008, respectively. You should also read Note 9 to our Consolidated Financial Statements for the year ended December 31, 2002 included elsewhere in this Annual Report.

Under the New Credit Agreement, the interest rate for all loans will be either the Eurodollar rate plus a margin or the prime lending rate of Deutsche Bank plus a margin. Initially, the margin for Eurodollar rate loans is two percent and the margin for prime rate loans is one percent. Starting in 2003, the margins are subject to adjustment quarterly based upon financial ratios set forth in the New Credit Agreement.

Because we sell metal containers used in fruit and vegetable pack processing, we have seasonal sales. As is common in the industry, we must access working capital to build inventory and then carry accounts receivable for some customers beyond the end of the summer and fall packing season. Seasonal accounts are generally settled by year end. Due to our seasonal requirements, we incur short term indebtedness to finance our working capital requirements.

For 2003, we estimate that we will utilize approximately $200-225 million of revolving loans under our senior secured credit facilities for our peak seasonal working capital requirements. We may use the available portion of our revolving loan facilities, after taking into account our seasonal needs and outstanding letters of credit, for acquisitions and other permitted purposes.

Our board of directors has authorized the repurchase of up to $70 million of our common stock. As of December 31, 2002, we have repurchased 2,708,975 shares of our common stock for an aggregate cost of approximately $61.0 million. The repurchases were financed through revolving loan borrowings under the U.S. Credit Agreement. We intend to finance future repurchases, if any, of our common stock with revolving loans from the New Credit Agreement.

In addition to our operating cash needs, we believe our cash requirements over the next few years (taking into account recent acquisitions) will consist primarily of:

- annual capital expenditures of $90 to $115 million;
- annual principal amortization payments of bank term loans under the New Credit Agreement (taking into account the recent incremental term loan borrowings) of $21.7 million;
- our interest requirements, including interest on revolving loans (the principal amount of which will vary depending upon seasonal requirements) and bank term loans under the New Credit Agreement, which bear fluctuating rates of interest, and the 9% Debentures; and
- payments of approximately $20 million for federal, state and foreign tax liabilities in 2003, which will increase annually thereafter.

We believe that cash generated from operations and funds from borrowings available under our senior secured credit facilities will be sufficient to meet our expected operating needs, planned capital expenditures, debt service and tax obligations for the foreseeable future. We are also continually evaluating and pursuing acquisition opportunities in the consumer goods packaging market and may incur additional indebtedness, including indebtedness under our senior secured credit facilities, to finance any such acquisition.

Our senior secured credit facilities and the indenture with respect to the 9% Debentures contain restrictive covenants that, among other things, limit our ability to incur debt, sell assets and engage in certain transactions. We do not expect these limitations to have a material effect on our business or our results of operations. We are in compliance with all financial and operating covenants contained in our financing agreements and believe that we will continue to be in compliance during 2003 with all of these covenants.

Our contractual cash obligations at December 31, 2002 are provided below (without taking into account the recent incremental term loan borrowings):

	Payments Due By Period				
	Total	2003	2004-2005	2006-2007	Thereafter
Long-term debt	$ 951.2	$20.2	$40.3	$40.3	$850.4
Minimum rental commitments	95.3	21.1	29.9	20.6	23.7
Total contractual cash obligations	$1,046.5	$41.3	$70.2	$60.9	$874.1

At December 31, 2002, we also had outstanding letters of credit of $17.3 million that were issued under our senior secured credit facilities.

Taking into account the recent $150 million incremental term loan borrowings, our total contractual cash obligations increase by $1.5 million annually in 2003 through 2007 and by $142.5 million in 2008.

Effect of Inflation and Interest Rate Fluctuations

Historically, inflation has not had a material effect on us, other than to increase our cost of borrowing. In general, we have been able to increase the sales prices of our products to reflect any increases in the prices of raw materials.

Because we have indebtedness which bears interest at floating rates, our financial results will be sensitive to changes in prevailing market rates of interest. As of December 31, 2002, we had $951.2 million of indebtedness outstanding, of which $73.3 million bore interest at floating rates, after taking into account interest rate swap agreements that we entered into to mitigate the effect of interest rate fluctuations. Under these agreements, floating rate interest based on the three month LIBOR rate was exchanged for fixed rates of interest ranging from 2.5 percent to 6.4 percent. The aggregate notional principal amounts of these agreements totals $375 million, with $125 million aggregate notional principal amount maturing in 2003 and $250 million aggregate notional principal amount maturing in 2004. Depending upon market conditions, we may enter into additional interest rate swap or hedge agreements (with counterparties that, in our judgment, have sufficient creditworthiness) to hedge our exposure against interest rate volatility.

Rationalization (Credits) Charges and Acquisition Reserves

During 2001, we approved and announced to employees separate plans to exit our Northtown, Missouri and Kingsburg, California metal food container facilities and to cease operation of our composite container department at our Waukegan, Illinois metal food container facility. These plans included the termination of approximately 80 plant employees, the termination of an operating lease and other plant related exit costs, including equipment dismantle costs. These decisions resulted in a rationalization charge of $7.0 million. This charge consisted of $4.2 million for the non-cash write-down in carrying value of assets, $1.4 million for employee severance and benefits and $1.4 million for plant exit costs.

During 2002, in order to support new business we decided to continue to operate our Kingsburg facility and to continue to utilize certain Northtown assets with carrying values that were previously written down as part of this rationalization charge. As a result, we recorded rationalization credits totaling $2.8 million, which consisted of $2.2 million related to certain assets with carrying values that were previously written down but remained in service and $0.6 million for the reversal of rationalization reserves related to employee severance and benefits and plant exit costs. The assets that remained in service were recorded in our Consolidated Balance Sheets at their depreciated cost, which approximated fair value. Through December 31, 2002, a total of $2.0 million, excluding the non-cash write-down, had been expended related to the rationalization plans for our Northtown and Waukegan facilities, which consisted of $0.8 million related to employee severance and benefits and $1.2 million related to plant exit costs. During 2002, all actions related to these rationalization plans were completed at amounts less than originally estimated, and, accordingly, we reversed $0.2 million of rationalization reserves as a rationalization credit.

In addition, during 2002 we placed an additional $2.3 million of metal food container assets with carrying values that were previously written down back in service. As a result, we recorded $2.3 million as a rationalization credit and recorded those assets in our Consolidated Balance Sheets at their depreciated cost, which approximated fair value.

During 2001, we approved and announced to employees a plan to exit our Fairfield, Ohio plastic container facility. The plan included the termination of approximately 150 plant employees and other related plant exit costs, including equipment dismantle costs and contractual rent obligations. This decision resulted in a rationalization charge of $3.5 million, which consisted of $0.9 million for employee severance and benefits and $2.6 million for plant exit costs. Through December 31, 2002, a total of $1.7 million has been expended relating to this plan. These expenditures consisted of $0.7 million related to employee severance and benefits and $1.0 million for plant exit costs. During 2002, all actions under this plan related to employee severance and benefits were completed at amounts less than originally estimated, and, accordingly, we reversed $0.2 million of rationalization reserves as a rationalization credit. At December 31, 2002, this reserve had a balance of $1.6 million. Although we have closed the plant, the timing of cash payments is dependent upon the expiration of a lease obligation. Accordingly, cash payments related to closing this facility are expected through 2009.

During 1999, we approved and announced to employees separate plans to exit our San Leandro and City of Industry, California metal food container facilities. These plans included the termination of approximately 130 plant employees, termination of two operating leases and other plant related exit costs including equipment dismantle costs and contractual rent obligations. These decisions resulted in a rationalization charge of $11.9 million. This charge consisted of $7.3 million for the non-cash write-down in carrying value of assets, $2.2 million for employee severance and benefits and $2.4 million for plant exit costs. Through December 31, 2002, a total of $4.6 million, excluding the non-cash write-down, has been expended relating to these plans. These expenditures consisted of $2.2 million related to employee severance and benefits and $2.4 million for plant exit costs. All actions under these plans have been completed. During 2001, certain assets with carrying values that were previously written down as part of this rationalization charge were placed back in service. As a result, we recorded a $1.2 million rationalization credit and recorded those assets in our Consolidated Balance Sheets at their depreciated cost, which approximated fair value. The timing of cash payments under these plans was primarily dependent upon the resolution of various matters with the lessor of one of the facilities.

Acquisition reserves established in connection with our purchase of the Food Metal and Specialty Business of American National Can Company in 1995 aggregating approximately $49.5 million were recorded pursuant to plans that we began to assess and formulate at the date of the acquisition and which were finalized in 1996. These reserves consisted of employee severance and benefits costs ($26.1 million) for the termination of approximately 500 plant, selling and administrative employees, plant exit costs ($6.6 million) related to the planned closure of the St. Louis, Missouri plant, the downsizing of the Hoopeston, Illinois and Savage, Minnesota facilities and the restructuring of the St. Paul, Minnesota plant and liabilities incurred in connection with the acquisition ($16.8 million). Through December 31, 2002, a total of $47.6 million has been expended related to these plans, which consisted of $25.3 million for employee severance and benefits, $5.5 million for plant exit costs and $16.8 million for payment of acquisition related liabilities. At December 31, 2002, this reserve had a balance of $1.9 million. Although we have completed our plan, cash payments are expected to continue for pension obligations totaling $0.8 million which are required to be paid pursuant to a labor agreement in place at the time of acquisition and for the resolution of various environmental liabilities, estimated at $1.1 million, that existed at the time of the acquisition. Accordingly, cash payments related to these acquisition reserves are expected through 2004.

You should also read Note 3 to our Consolidated Financial Statements for the year ended December 31, 2002 included elsewhere in this Annual Report.

Critical Accounting Policies

Accounting principles generally accepted in the United States require estimates and assumptions that affect the reported amounts in our consolidated financial statements and the accompanying notes. Some of these estimates and assumptions require difficult, subjective and/or complex judgments. Critical accounting policies cover accounting matters that are inherently uncertain because the future resolution of such matters is unknown. We believe that our accounting policies for deferred income taxes, pension expense and obligations and rationalization (credits) charges and acquisition reserves reflect the more significant judgments and estimates in our consolidated financial statements. You should also read our Consolidated Financial Statements for the year ended December 31, 2002 and the accompanying notes included elsewhere in this Annual Report.

At December 31, 2002, we had approximately $29.2 million of deferred tax assets relating to $73.3 million of net operating loss carryforwards, or NOLs, that expire between 2012 and 2022, for which no valuation allowance has been established. We had NOLs of approximately $10.9 million available to offset future consolidated taxable income (excluding CS Can), and CS Can had NOLs of approximately $62.4 million available to offset its future taxable income. We believe that it is more likely than not that these NOLs will be available to reduce future income tax liabilities based on estimated future taxable income, the reversal of temporary differences in future periods and the utilization of tax planning strategies. Current levels of consolidated pre-tax earnings (excluding CS Can) are sufficient to generate the taxable income required to realize our deferred tax assets. Pre-tax earnings levels for CS Can would need to increase from current levels to generate sufficient taxable income to realize its deferred tax assets. We would reduce our deferred tax assets by a valuation allowance if it became more likely than not that a portion of these NOLs would not be utilized. If a valuation allowance were established, additional expense would be recorded within the provision for income taxes in our Consolidated Statements of Income in the period in which that determination was made. This process requires the use of significant judgment and estimates.

Our pension expense and obligations are developed from actuarial valuations. Two critical assumptions in determining pension expense and obligations are the discount rate and expected return on plan assets. We evaluate these assumptions at least annually. Other assumptions reflect demographic factors such as retirement, mortality and turnover and are evaluated periodically and updated to reflect our actual experience. Actual results may differ from actuarial assumptions. The discount rate represents the market rate for high-quality fixed income investments and is used to calculate the present value of the expected future cash flows for benefit obligations under our pension plans. A decrease in the discount rate increases the present value of benefit obligations and increases pension expense. A 50 basis point decrease in the discount rate would increase our pension expense by approximately $1.1 million. For 2003, we reduced our discount rate from 7.25 percent to 7.0 percent to reflect market interest rate conditions. We consider the current and expected asset allocations of our pension plans, as well as historical and expected returns on those types of plan assets, in determining the expected long-term rate of return on plan assets. A 50 basis point decrease in the expected return on plan assets would increase our pension expense by approximately $0.6 million. For 2002, 2001 and 2000, we assumed that the expected return on our pension plan assets was 9.0 percent.

Historically, we have maintained a strategy of acquiring businesses and enhancing profitability through productivity and cost reduction opportunities. Acquisitions require us to estimate the fair value of the assets acquired and liabilities assumed in the transactions. These estimates of fair value are based on our business plans for the acquired entities, which includes eliminating operating redundancies, facility closings and rationalizations and assumptions as to the ultimate resolution of liabilities assumed. We also continually evaluate the operating performance of our existing facilities and our business requirements and, when deemed appropriate, we exit or rationalize existing operating facilities. Establishing reserves for acquisition plans and facility rationalizations requires the use of estimates. Although we believe that these estimates accurately reflect the costs of these plans, actual costs incurred may differ from these estimates.

New Accounting Pronouncements

Effective January 1, 2002, we adopted SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 revises the accounting treatment for business combinations to require the use of purchase accounting and prohibit the use of the pooling-of-interests method for business combinations initiated after June 30, 2001. SFAS No. 142 revises the accounting for goodwill to eliminate amortization of goodwill on transactions consummated after June 30, 2001 and of all other goodwill as of January 1, 2002. As a result, we stopped recording goodwill amortization as of January 1, 2002. Intangible assets with definite lives will continue to be amortized over their useful lives. SFAS No. 142 also requires goodwill and other intangible assets with indefinite lives to be reviewed for impairment each year and more frequently if circumstances indicate a possible impairment. During 2002, we completed our review and determined that goodwill was not impaired.

Effective January 1, 2002, we adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board, or APB, Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets and expands the scope of a discontinued operation to include a component of an entity. The adoption of SFAS No. 144 on January 1, 2002 did not impact our financial position or results of operations.

In April 2002, the Financial Accounting Standards Board, or FASB, issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other provisions, SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and SFAS

No. 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements," such that most gains or losses from the extinguishment of debt will no longer be classified as extraordinary items. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 and SFAS No. 64 are effective for us on January 1, 2003. Upon adoption in 2003, we expect to reclassify previously reported extraordinary items from the loss on early extinguishment of debt to interest and other debt expense.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force, or EITF, Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires the recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date an entity committed to an exit plan. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002.

Forward-Looking Statements

The statements we have made in "Management's Discussion and Analysis" and elsewhere in this Annual Report which are not historical facts are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934, as amended. These forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting us and therefore involve a number of uncertainties and risks. Therefore, the actual results of our operations or our financial condition could differ materially from those expressed or implied in these forward-looking statements. Important factors that could cause the actual results of our operations or our financial condition to differ from those expressed or implied in these forward-looking statements include, but are not necessarily limited to:

- our ability to effect cost reduction initiatives and realize benefits from capital investments;
- our ability to locate or acquire suitable acquisition candidates that generate attractive cash returns and on acceptable terms;
- our ability to assimilate the operations of our acquired businesses into our existing operations;
- our ability to generate free cash flow to invest in our business and service our indebtedness;
- limitations and restrictions contained in our instruments and agreements governing our indebtedness;
- our ability to retain sales with our major customers;
- the size and quality of the vegetable and fruit harvests in the midwest and west regions of the United States;
- changes in the pricing and availability to us of raw materials or our ability generally to pass raw material price increases through to our customers;
- changes in consumer preferences for different packaging products;
- competitive pressures, including new product developments or changes in competitors' pricing for products;
- changes in governmental regulations or enforcement practices;
- changes in general economic conditions, such as fluctuations in interest rates and changes in energy costs (such as natural gas and electricity);
- changes in labor relations and costs; and
- other factors described elsewhere in this Annual Report or in our other filings with the Securities and Exchange Commission.

Quantitative and Qualitative Disclosures About Market Risk

Market risks relating to our operations result primarily from changes in interest rates. In the normal course of business, we also have limited foreign currency risk associated with our Canadian and Mexican operations and risk related to commodity price changes for items such as natural gas. We employ established policies and procedures to manage our exposure to these risks. Interest rate, foreign currency and commodity pricing transactions are used only to the extent considered necessary to meet our objectives. We do not utilize derivative financial instruments for trading or other speculative purposes.

Interest Rate Risk. Our interest rate risk management objective is to limit the impact of interest rate changes on our net income and cash flow and to lower our overall borrowing cost. To achieve our objectives, we regularly evaluate the amount of our variable rate debt as a percentage of our aggregate debt. During 2002 and 2001, our average outstanding variable rate debt, after taking into account the average outstanding notional amount of our interest rate swap agreements, was 39 percent and 55 percent of our total debt, respectively. The decrease was primarily due to the issuance of $200 million principal amount of the 9% Debentures in 2002. We manage a significant portion of our exposure to interest rate fluctuations in our variable rate debt through interest rate swap agreements. These agreements effectively convert interest rate exposure from variable rates to fixed rates of interest. We have entered into these agreements with banks under the New Credit Agreement or the U.S. Credit Agreement, and our obligations under these agreements are guaranteed and secured on a pari passu basis with our obligations under the New Credit Agreement. You should also read Notes 4, 9 and 10 to our Consolidated Financial Statements included elsewhere in this Annual Report which outline the principal and notional amounts, interest rates, fair values and other terms required to evaluate the expected cash flows from these agreements.

Based on the average outstanding amount of our variable rate indebtedness in 2002, a one percentage point change in the interest rates for our variable rate indebtedness would have impacted 2002 interest expense by an aggregate of approximately $4.3 million, after taking into account the average outstanding notional amount of our interest rate swap agreements during 2002.

Foreign Currency Exchange Rate Risk. We do not conduct a significant portion of our manufacturing or sales activity in foreign markets. Presently, our only foreign activities are conducted in Canada and Mexico. Since we do not have significant foreign operations, we do not believe it is necessary to enter into any derivative financial instruments to reduce our exposure to foreign currency exchange rate risk.

Because our Canadian subsidiary operates within its local economic environment, we believe it is appropriate to finance such operation with local currency borrowings. In determining the amount of such borrowings, we evaluate the operation's business plans, tax implications, and the availability of borrowings with acceptable interest rates and terms. This strategy mitigates the risk of reported losses or gains in the event that the Canadian currency strengthens or weakens against the U.S. dollar. Furthermore, our Canadian operating profit is used to repay its local borrowings or is reinvested in Canada, and is not expected to be remitted to us or invested elsewhere. As a result, it is not necessary for us to mitigate the economic effects of currency rate fluctuations on our Canadian earnings.

Commodity Pricing Risk. We purchase commodities for our products such as metal and resins. These commodities are generally purchased pursuant to contracts or at market prices established with the vendor. In general, we do not engage in hedging activities for these commodities due to our ability to pass on price changes to our customers.

We also purchase other commodities, such as natural gas and electricity, and are subject to risks on the pricing of these commodities. In general, we purchase these commodities pursuant to contracts or at market prices. We manage up to a significant portion of our exposure to natural gas price fluctuations through natural gas swap agreements. During 2002, we entered into natural gas swap agreements to hedge approximately 80 percent of our exposure to fluctuations in natural gas prices. At December 31, 2002, we had entered into natural gas swap agreements to hedge approximately 40 percent of our expected 2003 exposure to fluctuations in natural gas prices. These agreements effectively convert pricing exposure for natural gas from market pricing to a fixed price. You should also read Note 10 to our Consolidated Financial Statements included elsewhere in this Annual Report which outlines the terms necessary to evaluate these transactions.

Based on our natural gas usage in 2002, a ten percent change in natural gas costs would have impacted our 2002 cost of goods sold by approximately $0.5 million, after taking into account the average outstanding notional amount of our natural gas swap agreements.

Report of Management

The management of Silgan Holdings Inc. is responsible for the preparation and integrity of all information contained in this Annual Report. The Company's consolidated financial statements and other financial information are prepared in accordance with accounting principles generally accepted in the United States and, accordingly, include certain informed judgments and estimates of management. The Company's independent auditors have audited the consolidated financial statements as described in their report which follows.

Management maintains a system of internal accounting and managerial controls which are designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and accounting records are reliable for financial statement preparation.

An Audit Committee of the Company's Board of Directors, consisting of directors who are not officers or employees of the Company, meets periodically with management and the Company's independent auditors to obtain assurances as to the integrity of the Company's accounting and financial reporting and to affirm the adequacy of the system of accounting and managerial controls in place. The Company's independent auditors have full, free and separate access to the Audit Committee to discuss all appropriate matters.

We believe that the Company's policies and system of accounting and managerial controls reasonably assure the integrity of the information in the consolidated financial statements and in the other sections of this Annual Report.



R. Philip Silver
Chairman of the Board and
Co-Chief Executive Officer



D. Greg Horrigan
President and
Co-Chief Executive Officer



Anthony J. Allott
Executive Vice President and
Chief Financial Officer

Report of Independent Auditors

The Board of Directors and Stockholders
Silgan Holdings Inc.

We have audited the accompanying consolidated balance sheets of Silgan Holdings Inc. as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Silgan Holdings Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets.


Ernst & Young LLP

Stamford, Connecticut
January 28, 2003, except for the second
and third paragraphs of Note 20, as to
which the date is March 3, 2003 and for the
fourth paragraph of Note 20, as to which
the date is March 28, 2003.

Consolidated Balance Sheets

Silgan Holdings Inc.

December 31,	2002	2001
(Dollars in thousands, except per share data)		
Assets		
Current assets:		
Cash and cash equivalents	$ 58,318	$ 18,009
Trade accounts receivable, less allowances of $2,864 and $3,449, respectively	124,657	144,903
Inventories	272,836	262,627
Prepaid expenses and other current assets	13,988	12,053
Total current assets	469,799	437,592
Property, plant and equipment, net	705,746	677,542
Goodwill, net	141,481	141,465
Other assets	57,399	55,221
	$ 1,374,425	$ 1,311,820
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ 20,170	$ 57,999
Trade accounts payable	172,703	173,851
Accrued payroll and related costs	56,238	59,215
Accrued liabilities	15,825	26,653
Total current liabilities	264,936	317,718
Long-term debt	936,655	886,770
Other liabilities	109,742	92,184
Commitments and contingencies		
Stockholders' equity:		
Common stock ($0.01 par value per share; 100,000,000 shares authorized, 20,916,317 and 20,539,145 shares issued and 18,230,842 and 17,853,670 shares outstanding, respectively)	209	205
Paid-in capital	124,872	118,319
Retained earnings (accumulated deficit)	18,871	(34,937)
Accumulated other comprehensive loss	(20,467)	(8,046)
Treasury stock at cost (2,685,475 shares)	(60,393)	(60,393)
Total stockholders' equity	63,092	15,148
	$ 1,374,425	$ 1,311,820

See notes to consolidated financial statements.

Consolidated Statements of Income

Silgan Holdings Inc.

For the years ended December 31,	2002	2001	2000
(Dollars in thousands, except per share data)			
Net sales	$ 1,988,284	$ 1,940,994	$ 1,877,497
Cost of goods sold	1,749,731	1,700,708	1,648,247
Gross profit	238,553	240,286	229,250
Selling, general and administrative expenses	76,216	78,541	72,148
Rationalization (credits) charges	(5,603)	9,334	—
Income from operations	167,940	152,411	157,102
Gain on assets contributed to affiliate	—	4,908	—
Interest and other debt expense	73,789	81,192	91,178
Income before income taxes, equity in losses of affiliates and extraordinary item	94,151	76,127	65,924
Provision for income taxes	37,190	30,222	25,790
Income before equity in losses of affiliates and extraordinary item	56,961	45,905	40,134
Equity in losses of affiliates	(2,554)	(4,140)	(4,610)
Income before extraordinary item	54,407	41,765	35,524
Extraordinary item - loss on early extinguishment of debt, net of income taxes	(599)	—	(4,216)
Net income	$ 53,808	$ 41,765	$ 31,308
Basic earnings per share:			
Income before extraordinary item	$ 3.00	$ 2.35	$ 2.01
Extraordinary item	(0.03)	—	(0.24)
Basic net income per share	$ 2.97	$ 2.35	$ 1.77
Diluted earnings per share:			
Income before extraordinary item	$ 2.96	$ 2.31	$ 1.97
Extraordinary item	(0.03)	—	(0.23)
Diluted net income per share	$ 2.93	$ 2.31	$ 1.74

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity (Deficiency)

Silgan Holdings Inc.

For the years ended December 31, 2002, 2001 and 2000

(Dollars and shares in thousands)	Common Stock Shares	Common Stock Par Value	Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders' Equity (Deficiency)
Balance at January 1, 2000	17,547	$201	$118,666	$(108,010)	$ (273)	$(59,318)	$(48,734)
Comprehensive income:							
Net income	—	—	—	31,308	—	—	31,308
Minimum pension liability	—	—	—	—	(797)	—	(797)
Foreign currency translation	—	—	—	—	(518)	—	(518)
Comprehensive income							29,993
Stock option exercises, including tax provision of $826	256	3	(317)	—	—	—	(314)
Equity affiliate closing costs	—	—	(250)	—	—	—	(250)
Repurchase of common stock	(100)	—	—	—	—	(1,075)	(1,075)
Balance at December 31, 2000	17,703	204	118,099	(76,702)	(1,588)	(60,393)	(20,380)
Comprehensive income:							
Net income	—	—	—	41,765	—	—	41,765
Minimum pension liability, net of tax benefit of $1,885	—	—	—	—	(1,966)	—	(1,966)
Change in fair value of derivatives, net of tax benefit of $2,151	—	—	—	—	(3,267)	—	(3,267)
Foreign currency translation	—	—	—	—	(1,225)	—	(1,225)
Comprehensive income							35,307
Stock option exercises, including tax benefit of $595	151	1	1,622	—	—	—	1,623
Dilution of investment in equity affiliate	—	—	(1,402)	—	—	—	(1,402)
Balance at December 31, 2001	17,854	205	118,319	(34,937)	(8,046)	(60,393)	15,148
Comprehensive income:							
Net income	—	—	—	53,808	—	—	53,808
Minimum pension liability, net of tax benefit of $8,336	—	—	—	—	(12,792)	—	(12,792)
Change in fair value of derivatives, net of tax provision of $314	—	—	—	—	453	—	453
Foreign currency translation	—	—	—	—	(82)	—	(82)
Comprehensive income							41,387
Stock option exercises, including tax benefit of $2,254	377	4	6,553	—	—	—	6,557
Balance at December 31, 2002	18,231	$209	$124,872	$ 18,871	$(20,467)	$(60,393)	$ 63,092

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Silgan Holdings Inc.

For the years ended December 31,	2002	2001	2000
(Dollars in thousands)			
Cash flows provided by (used in) operating activities:			
Net income	$ 53,808	$ 41,765	$ 31,308
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	94,936	89,772	84,577
Amortization of goodwill and other intangibles	779	5,759	4,392
Amortization of debt issuance costs	2,588	1,675	1,658
Rationalization (credits) charges	(5,603)	9,334	—
Equity in losses of affiliates	4,222	4,140	4,610
Gain on assets contributed to affiliate	—	(4,908)	—
Deferred income tax provision	25,219	13,852	11,749
Extraordinary item	983	—	6,926
Other changes that provided (used) cash, net of effects of acquisitions:			
Trade accounts receivable	20,246	19,179	(26,995)
Inventories	(10,209)	1,220	(18,366)
Trade accounts payable	(1,148)	(34,293)	21,106
Accrued liabilities	(12,273)	4,312	(19,610)
Other, net	(10,255)	(8,824)	(6,210)
Net cash provided by operating activities	163,293	142,983	95,145
Cash flows provided by (used in) investing activities:			
Investment in equity affiliate	—	(3,039)	(7,026)
Proceeds from equity affiliate	—	32,388	—
Acquisition of businesses	—	—	(124,015)
Capital expenditures	(119,160)	(93,042)	(89,227)
Proceeds from asset sales	1,915	3,901	1,789
Net cash used in investing activities	(117,245)	(59,792)	(218,479)
Cash flows provided by (used in) financing activities:			
Borrowings under revolving loans	1,163,580	710,749	1,198,459
Repayments under revolving loans	(1,496,605)	(746,719)	(954,724)
Proceeds from stock option exercises	4,303	1,028	512
Repurchase of common stock	—	—	(1,075)
Proceeds from issuance of long-term debt	656,000	—	—
Repayments of long-term debt	(310,573)	(50,313)	(101,124)
Debt issuance costs	(22,444)	—	(1,052)
Net cash (used in) provided by financing activities	(5,739)	(85,255)	140,996
Cash and cash equivalents:			
Net increase (decrease)	40,309	(2,064)	17,662
Balance at beginning of year	18,009	20,073	2,411
Balance at end of year	$ 58,318	$ 18,009	$ 20,073
Interest paid	$ 73,251	$ 85,825	$ 91,200
Income taxes paid, net of refunds	14,374	8,308	13,352

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Silgan Holdings Inc.

Note 1. Summary of Significant Accounting Policies

Nature of Business

Silgan Holdings Inc., or Holdings, conducts its business through its wholly owned operating subsidiaries, Silgan Containers Corporation, or Containers, and Silgan Plastics Corporation, or Plastics. We are engaged in the manufacture and sale of steel and aluminum containers for human and pet food and custom designed plastic containers and closures for personal care, health care, pharmaceutical, household and industrial chemical, food, pet care, agricultural chemical, automotive and marine chemical products. Principally all of our businesses are based in the United States.

Basis of Presentation

The consolidated financial statements include the accounts of Holdings and its subsidiaries, all of which are wholly owned. All significant intercompany transactions have been eliminated. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

The functional currency for our foreign operations is the Canadian dollar. Balance sheet accounts of our foreign subsidiaries are translated at exchange rates in effect at the balance sheet date, while revenue and expense accounts are translated at average rates prevailing during the year. Translation adjustments are reported as a component of accumulated other comprehensive loss.

Certain prior years' amounts have been reclassified to conform with the current year's presentation.

Cash and Cash Equivalents

Cash equivalents represent short-term, highly liquid investments which are readily convertible to cash and have maturities of three months or less at the time of purchase. The carrying values of these assets approximate their fair values. As a result of our cash management system, checks issued and presented to the banks for payment may create negative cash balances. Checks outstanding in excess of related cash balances totaling approximately $88.3 million at December 31, 2002 and $74.8 million at December 31, 2001 are included in trade accounts payable.

Inventories

Inventories are valued at the lower of cost or market (net realizable value) and the cost is principally determined on the last-in, first-out basis, or LIFO.

Property, Plant and Equipment, Net

Property, plant and equipment is stated at historical cost less accumulated depreciation. Major renewals and betterments that extend the life of an asset are capitalized and repairs and maintenance expenditures are charged to expense as incurred. Design and development costs for molds, dies and other tools that we do not own and that will be used to produce products that will be sold under long-term supply arrangements are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of depreciable assets. The principal estimated useful lives are 35 years for buildings and range between 3 to 18 years for machinery and equipment. Leasehold improvements are amortized over the shorter of the life of the related asset or the life of the lease.

Interest incurred on amounts borrowed in connection with the installation of major machinery and equipment acquisitions is capitalized. Capitalized interest of $1.4 million in 2002 and $1.6 million in 2001 was recorded as part of the cost of the assets to which it relates and is amortized over the assets' estimated useful life.

Goodwill, Net

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards, or SFAS, No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 revises the accounting treatment for business combinations to require the use of purchase accounting and prohibit the use of the pooling-of-interests method for business combinations initiated after June 30, 2001. SFAS No. 142 revises the accounting for goodwill to eliminate amortization of goodwill on transactions consummated after June 30, 2001 and of all other goodwill as of January 1, 2002. As a result, we stopped recording goodwill amortization as of January 1, 2002. Intangible assets with definite lives will continue to be amortized over their useful lives.

Net income and earnings per share would have been as follows had the provisions of SFAS No. 142 been applied as of January 1, 2000:

(Dollars in thousands, except per share data)	2002	2001	2000
Net income:			
Income before extraordinary item	$54,407	$41,765	$35,524
Add back of goodwill amortization	—	3,017	2,561
Adjusted income before extraordinary item	54,407	44,782	38,085
Extraordinary item	(599)	—	(4,216)
Adjusted net income	$53,808	$44,782	$33,869
Basic earnings per share:			
Income before extraordinary item	$ 3.00	$ 2.35	$ 2.01
Add back of goodwill amortization	—	0.17	0.14
Adjusted income before extraordinary item	3.00	2.52	$2.15
Extraordinary item	(0.03)	—	(0.24)
Adjusted net income	$ 2.97	$ 2.52	$ 1.91
Diluted earnings per share:			
Income before extraordinary item	$ 2.96	$ 2.31	$ 1.97
Add back of goodwill amortization	—	0.17	0.14
Adjusted income before extraordinary item	2.96	2.48	2.11
Extraordinary item	(0.03)	—	(0.23)
Adjusted net income	$ 2.93	$ 2.48	$ 1.88

SFAS No. 142 also requires goodwill and other intangible assets with indefinite lives to be reviewed for impairment each year and more frequently if circumstances indicate a possible impairment. During 2002, we completed our review and determined that goodwill was not impaired. Goodwill, net for our metal food container and plastic container businesses was $47.7 million (net of accumulated amortization of $14.7 million) and $93.8 million (net of accumulated amortization of $10.9 million), respectively, at both December 31, 2002 and 2001.

Impairment of Long-Lived Assets

We assess long-lived assets, including intangible assets with definite lives, for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. An impairment exists if the estimate of future undiscounted cash flows generated by the assets is less than the carrying value of the assets. If impairment is determined to exist, any related impairment loss is then measured by comparing the fair value of the assets to their carrying amount.

Effective January 1, 2002, we adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board, or APB, Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets and expands the scope of a discontinued operation to include a component of an entity. The adoption of SFAS No. 144 on January 1, 2002 did not impact our financial position or results of operations.

Other Assets

Other assets consist principally of debt issuance costs which are being amortized on a straight-line basis over the terms of the related debt agreements (6 to 12 years), intangible pension asset and investments in equity affiliates.

Hedging Instruments

We utilize certain derivative financial instruments to manage a portion of our interest rate and natural gas cost exposures. We do not engage in trading or other speculative uses of these financial instruments. For a financial instrument to qualify as a hedge, we must be exposed to interest rate or price risk, and the financial instrument must reduce the exposure and be designated as a hedge. Financial instruments qualifying for hedge accounting must maintain a high correlation between the hedging instrument and the item being hedged, both at inception and throughout the hedged period.

Effective January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. SFAS No. 133 requires all derivative instruments to be recorded in the Consolidated Balance Sheets at their fair values. Changes in the fair value of derivatives will be recorded each period in earnings or other comprehensive loss, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The adoption of SFAS No. 133, as amended, did not have a significant impact on our financial position or results of operations.

Income Taxes

We account for income taxes using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of enactment of such change. Income taxes are calculated for Holdings and the acquired steel container manufacturing business of Campbell Soup Company, or CS Can, on a separate return basis. U.S. income taxes have not been provided on the accumulated earnings of our foreign subsidiaries since these earnings are expected to be permanently reinvested.

Revenue Recognition

Revenues are recognized when goods are shipped and the title and risk of loss pass to the customer. Shipping and handling fees and costs incurred in connection with products sold are recorded in cost of goods sold in our Consolidated Statements of Income.

Stock-Based Compensation

We have two stock-based compensation plans. See Note 14 for further discussion. We apply the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for these plans. Accordingly, no compensation expense for employee stock options is recognized, as all options granted under these plans had an exercise price that was equal to or greater than the market value of the underlying stock on the date of the grant. If we had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," for the years ended December 31, 2002, 2001 and 2000, net income and basic and diluted earnings per share would have been as follows:

(Dollars in thousands, except per share data)	2002	2001	2000
Net income, as reported	$53,808	$41,765	$31,308
Deduct: Total stock-based employee compensation expense determined under fair value method for all stock option awards, net of income taxes	1,165	1,337	1,443
Pro forma net income	$52,643	$40,428	$29,865
Earnings per share:			
Basic net income per share - as reported	$ 2.97	$ 2.35	$ 1.77
Basic net income per share - pro forma	2.90	2.27	1.69
Diluted net income per share - as reported	2.93	2.31	1.74
Diluted net income per share - pro forma	2.88	2.26	1.69

Recently Issued Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board, or FASB, issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other provisions, SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and SFAS No. 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements," such that most gains or losses from the extinguishment of debt will no longer be classified as extraordinary items. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 and SFAS No. 64 are effective for us on January 1, 2003. Upon adoption in 2003, we expect to reclassify previously reported extraordinary items from the loss on early extinguishment of debt to interest and other debt expense.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force, or EITF, Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires the recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date an entity committed to an exit plan. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002.

Note 2. Acquisitions

On October 1, 2000, we acquired all of the outstanding capital stock of RXI Holdings, Inc., or RXI Plastics, a manufacturer and seller of rigid plastic packaging, for $124.0 million in cash. We financed the purchase price through revolving loan borrowings under our previous U.S. senior secured credit facility. The acquisition was accounted for using the purchase method of accounting. Accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition, and RXI Plastics' results of operations have been included in our consolidated operating results from the date of acquisition.

See Note 20 which includes a discussion of acquisitions subsequent to December 31, 2002.

Note 3. Rationalization (Credits) Charges and Acquisition Reserves

2001 Rationalization Plans

During 2001, we approved and announced to employees separate plans to exit our Northtown, Missouri and Kingsburg, California metal food container facilities and to cease operation of our composite container department at our Waukegan, Illinois metal food container facility. These plans included the termination of approximately 80 plant employees, the termination of an operating lease and other plant related exit costs, including equipment dismantle costs. These decisions resulted in a rationalization charge of $7.0 million. This charge consisted of $4.2 million for the non-cash write-down in carrying value of assets, $1.4 million for employee severance and benefits and $1.4 million for plant exit costs.

During 2002, in order to support new business we decided to continue to operate our Kingsburg facility and to continue to utilize certain Northtown assets with carrying values that were previously written down as part of this rationalization charge. As a result, we recorded rationalization credits totaling $2.8 million, which consisted of $2.2 million related to certain assets with carrying values that were previously written down but remained in service and $0.6 million for the reversal of rationalization reserves related to employee severance and benefits and plant exit costs. The assets that remained in service were recorded in our Consolidated Balance Sheets at their depreciated cost, which approximated fair value. Through December 31, 2002, a total of $2.0 million, excluding the non-cash write-down, had been expended related to the rationalization plans for our Northtown and Waukegan facilities, which consisted of $0.8 million related to employee severance and benefits and $1.2 million related to plant exit costs. During 2002, all actions related to these rationalization plans were completed at amounts less than originally estimated, and, accordingly, we reversed $0.2 million of rationalization reserves as a rationalization credit.

Activity in our Northtown, Kingsburg and Waukegan plant rationalization reserve, excluding the non-cash write-down and related credits, is summarized as follows:

(Dollars in thousands)	Employee Severance and Benefits	Plant Exit Costs	Acquisition Liabilities	Total
Balance at December 31, 2000	$ —	$ —	$—	$ —
2001 Rationalization Charge	1,421	1,425	—	2,846
2001 Utilized	(88)	(26)	—	(114)
Balance at December 31, 2001	1,333	1,399	—	2,732
2002 Rationalization Credits	(605)	(262)	—	(867)
2002 Utilized	(728)	(1,137)	—	(1,865)
Balance at December 31, 2002	$ —	$ —	$—	$ —

During 2001, we approved and announced to employees a plan to exit our Fairfield, Ohio plastic container facility. The plan included the termination of approximately 150 plant employees and other related plant exit costs, including equipment dismantle costs and contractual rent obligations. This decision resulted in a rationalization charge of $3.5 million, which consisted of $0.9 million for employee severance and benefits and $2.6 million for plant exit costs. Through December 31, 2002, a total of $1.7 million has been expended relating to this plan. These expenditures consisted of $0.7 million related to employee severance and benefits and $1.0 million for plant exit costs. During 2002, all actions under this plan related to employee severance and benefits were completed at amounts less than originally estimated, and, accordingly, we reversed $0.2 million of rationalization reserves as a rationalization credit. At December 31, 2002, this reserve had a balance of $1.6 million. Although we have closed the plant, the timing of cash payments is dependent upon the expiration of a lease obligation. Accordingly, cash payments related to closing this facility are expected through 2009.

Activity in our Fairfield plant rationalization reserve is summarized as follows:

(Dollars in thousands)	Employee Severance and Benefits	Plant Exit Costs	Acquisition Liabilities	Total
Balance at December 31, 2000	$ —	$ —	$—	$ —
2001 Rationalization Charge	874	2,616	—	3,490
2001 Utilized	(637)	(749)	—	(1,386)
Balance at December 31, 2001	237	1,867	—	2,104
2002 Rationalization Credit	(237)	—	—	(237)
2002 Utilized	—	(273)	—	(273)
Balance at December 31, 2002	$ —	$1,594	$—	$ 1,594

1999 Rationalization Plans

During 1999, we approved and announced to employees separate plans to exit our San Leandro and City of Industry, California metal food container facilities. These plans included the termination of approximately 130 plant employees, termination of two operating leases and other plant related exit costs including equipment dismantle costs and contractual rent obligations. These decisions resulted in a rationalization charge of $11.9 million. This charge consisted of $7.3 million for the non-cash write-down in carrying value of assets, $2.2 million for employee severance and benefits and $2.4 million for plant exit costs. Through December 31, 2002, a total of $4.6 million, excluding the non-cash write-down, has been expended relating to these plans. These expenditures consisted of $2.2 million related to employee severance and benefits and $2.4 million for plant exit costs. All actions under these plans have been completed. During 2001, certain assets with carrying values that were previously written down as part of this rationalization charge were placed back in service. As a result, we recorded a $1.2 million rationalization credit and recorded those assets in our Consolidated Balance Sheets at their depreciated cost, which approximated fair value. The timing of cash payments under these plans was primarily dependent upon the resolution of various matters with the lessor of one of the facilities.

Activity in our San Leandro and City of Industry plant rationalization reserve, excluding the non-cash write down and related credit, is summarized as follows:

(Dollars in thousands)	Employee Severance and Benefits	Plant Exit Costs	Acquisition Liabilities	Total
Balance at December 31, 1999	$ 1,792	$ 2,332	$—	$ 4,124
2000 Utilized	(1,792)	(1,726)	—	(3,518)
Balance at December 31, 2000	—	606	—	606
2001 Utilized	—	(409)	—	(409)
Balance at December 31, 2001	—	197	—	197
2002 Utilized	—	(197)	—	(197)
Balance at December 31, 2002	$ —	$ —	$—	$ —

Acquisition Reserves

Acquisition reserves established in connection with our purchase of the Food Metal and Specialty Business of American National Can Company, or AN Can, in 1995 aggregating approximately $49.5 million were recorded pursuant to plans that we began to assess and formulate at the date of the acquisition and which were finalized in 1996. These reserves consisted of employee severance and benefits costs ($26.1 million) for the termination of approximately 500 plant, selling and administrative employees, plant exit costs ($6.6 million) related to the planned closure of the St. Louis, Missouri plant, the downsizing of the Hoopeston, Illinois and Savage, Minnesota facilities and the restructuring of the St. Paul, Minnesota plant and liabilities incurred in connection with the acquisition ($16.8 million). Through December 31, 2002, a total of $47.6 million has been expended related to these plans, which consisted of $25.3 million for employee severance and benefits, $5.5 million for plant exit costs and $16.8 million for payment of acquisition related liabilities. At December 31, 2002, this reserve had a balance of $1.9 million. Although we have completed our plan, cash payments are expected to continue for pension obligations totaling $0.8 million which are required to be paid pursuant to a labor agreement in place at the time of acquisition and for the resolution of various environmental liabilities, estimated at $1.1 million, that existed at the time of the acquisition. Accordingly, cash payments related to these acquisition reserves are expected through 2004.

Activity in our AN Can acquisition reserves is summarized as follows:

(Dollars in thousands)	Employee Severance and Benefits	Plant Exit Costs	Acquisition Liabilities	Total
Balance at December 31, 1999	$2,555	$ 4,451	$ 6,704	$13,710
2000 Utilized	(191)	(1,829)	(2,704)	(4,724)
Balance at December 31, 2000	2,364	2,622	4,000	8,986
2001 Utilized	(873)	(645)	(2,000)	(3,518)
Balance at December 31, 2001	1,491	1,977	2,000	5,468
2002 Utilized	(744)	(858)	(2,000)	(3,602)
Balance at December 31, 2002	$ 747	$ 1,119	$ —	$ 1,866

Summary

In addition to the previously discussed rationalization credits and charges, during 2002 we placed an additional $2.3 million of metal food container assets with carrying values that were previously written down back in service. As a result, we recorded $2.3 million as a rationalization credit and recorded those assets in our Consolidated Balance Sheets at their depreciated cost, which approximated fair value.

Rationalization (credits) and charges for the years ended December 31 are summarized as follows:

(Dollars in thousands)	2002	2001	2000
Northtown, Kingsburg, Waukegan	$(3,041)	$7,033	$ —
Fairfield	(237)	3,490	—
San Leandro, City of Industry	—	(1,189)	—
Other assets	(2,325)	—	—
	$(5,603)	$9,334	$ —

At December 31, 2002 and 2001, rationalization and acquisition reserves were included in our Consolidated Balance Sheets as follows:

(Dollars in thousands)	2002	2001
Accrued liabilities	$1,813	$ 8,492
Other liabilities	1,647	2,009
	$3,460	$10,501

Note 4. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss is reported in our Consolidated Statements of Stockholders' Equity (Deficiency). Amounts included in accumulated other comprehensive loss at December 31 are as follows:

(Dollars in thousands)	2002	2001
Foreign currency translation	$ (1,998)	$(1,916)
Change in fair value of derivatives	(2,814)	(3,267)
Minimum pension liability	(15,655)	(2,863)
Accumulated other comprehensive loss	$(20,467)	$(8,046)

The amount reclassified to earnings from the change in fair value of derivatives component of accumulated other comprehensive loss for the year ended December 31, 2002 and December 31, 2001 was net losses of $5.0 million and $2.7 million, net of income taxes, respectively. For the year ended December 31, 2001, the change in fair value of derivatives component of accumulated other comprehensive loss is comprised of a $0.1 million charge, net of income taxes, for the cumulative effect of adopting SFAS No. 133 and an additional charge of $3.2 million, net of both income taxes and net losses reclassified to earnings, for the change in fair value of derivatives.

We estimate that we will reclassify $2.3 million, net of income taxes, of the change in fair value of derivatives component of accumulated other comprehensive loss as a charge to earnings during the next twelve months. The actual amount that will be reclassified to earnings will vary from this amount as a result of changes in market conditions. See Note 10 which includes a discussion of hedging activities.

For the year ended December 31, 2002, the foreign currency translation and minimum pension liability components of accumulated other comprehensive loss included $0.4 million and $5.6 million, respectively, related to our equity investment in Amcor White Cap LLC.

Note 5. Inventories

The components of inventories at December 31 are as follows:

(Dollars in thousands)	2002	2001
Raw materials	$ 31,925	$ 28,032
Work-in-process	50,941	45,510
Finished goods	171,341	168,362
Spare parts and other	13,944	13,698
	268,151	255,602
Adjustment to value inventory at cost on the LIFO method	4,685	7,025
	$272,836	$262,627

The amount of inventory recorded on the first-in, first-out method at December 31, 2002 and 2001 was $23.6 million and $22.3 million, respectively.

Note 6. Property, Plant and Equipment, Net

Property, plant and equipment, net, at December 31 is as follows:

(Dollars in thousands)	2002	2001
Land	$ 7,943	$ 7,869
Buildings and improvements	135,499	128,815
Machinery and equipment	1,120,617	1,055,207
Construction in progress	80,626	56,504
	1,344,685	1,248,395
Accumulated depreciation	(638,939)	(570,853)
Property, plant and equipment, net	$ 705,746	$ 677,542

Note 7. Other Assets

Other assets at December 31 are as follows:

(Dollars in thousands)	2002	2001
Debt issuance costs	$31,121	$13,727
Intangible pension asset	10,349	10,855
Investments in equity affiliates (see Note 8)	457	14,342
Other	21,327	22,783
	63,254	61,707
Accumulated amortization	(5,855)	(6,486)
	$57,399	$55,221

Note 8. Investments in Equity Affiliates

Amcor White Cap LLC

Effective July 1, 2001, we formed a joint venture company with Schmalbach-Lubeca AG that is a leading supplier of an extensive range of metal and plastic closures to consumer goods packaging companies in the food and beverage industries in North America. The venture operates under the name Amcor White Cap LLC, or White Cap. We contributed $48.4 million of metal closure assets, including our manufacturing facilities in Evansville and Richmond, Indiana, and $7.1 million of metal closure liabilities to White Cap in return for a 35 percent interest in and $32.4 million of cash proceeds from the joint venture. Net sales of our metal closure business, which was contributed to the White Cap joint venture, totaled $46.3 million and $90.8 million in 2001 and 2000, respectively. Schmalbach-Lubeca AG contributed the remaining metal and plastic closure operations to the joint venture. In July 2002, Amcor Ltd. purchased Schmalbach-Lubeca AG's interest in the joint venture.

We account for our investment in the White Cap joint venture using the equity method. During 2002, we recorded equity in losses of White Cap of $2.6 million, net of income taxes. As part of the integration of the contributed businesses, the White Cap joint venture instituted a program to rationalize its operations. As a result, our equity in losses of White Cap for 2002 included $2.0 million, net of income taxes, for our portion of White Cap's rationalization charge to close its Chicago, Illinois metal closure manufacturing facility and $0.7 million, net of income taxes, for our portion of White Cap's gain on the sale of certain assets at a price in excess of book value. During 2001, we recorded equity in losses of White Cap of $0.3 million and a gain on the assets contributed to the joint venture of $4.9 million.

In March 2003, we acquired the remaining 65 percent equity interest in the White Cap joint venture that we did not already own. See Note 20 which includes a discussion of the acquisition.

Packtion Corporation

In April 2000, we, together with Morgan Stanley Private Equity and Diamondcluster International Inc., agreed to invest in Packtion Corporation, or Packtion, an e-commerce joint venture aimed at integrating the packaging supply chain from design through manufacturing and procurement. The parties agreed to make the investments through Packaging Markets LLC, a limited liability company. The joint venture was expected to provide a comprehensive online marketplace for packaging goods and services and to combine content, tools and collaboration capabilities to streamline the product development process and enhance transaction opportunities for buyers and sellers of packaging. The products that Packtion was developing included a web-based software tool to enable product and package design, development and collaboration; an internet-based secure environment enabling the sharing of packaging related product information and the transaction of business electronically; and an informational source of packaging related knowledge, tools and expert services. Packtion had insignificant sales for internet consulting services and incurred net losses. We accounted for our investment in Packtion using the equity method.

In June and August 2000, we invested a total of $7.0 million in Packtion representing approximately a 45 percent interest in Packtion. For the year ended December 31, 2000, we recorded equity in losses of Packtion aggregating $4.6 million. In addition, we recorded our share of Packtion's closing costs, $0.2 million, as a reduction to our investment. In the first quarter of 2001, in connection with an investment by The Proctor & Gamble Company and E. I. Du Pont de Nemours & Co. in Packtion, we invested an additional $3.1 million bringing our total investment to $10.1 million representing approximately a 25 percent interest in Packtion. In connection with this transaction, we also recorded a reduction to paid-in capital of $1.4 million due to the dilution of our investment. Packtion was dissolved on May 31, 2001, after its board of directors determined that there had been slower than anticipated market acceptance of its business. During 2001, we recorded equity in losses of Packtion aggregating $3.8 million, which included our final losses and eliminated our investment.

Note 9. Long-Term Debt

Long-term debt at December 31 is as follows:

(Dollars in thousands)	2002	2001
Bank debt:		
Bank revolving loans	$ —	$333,025
Bank A term loans	100,000	119,413
Bank B term loans	348,250	186,588
Canadian Bank Facility	—	2,639
Total bank debt	448,250	641,665
Subordinated debt:		
9% Senior Subordinated Debentures	505,575	300,000
Other	3,000	3,104
Total subordinated debt	508,575	303,104
Total debt	956,825	944,769
Less current portion	20,170	57,999
	$936,655	$886,770

The aggregate annual maturities of long-term debt at December 31, 2002 are as follows (dollars in thousands):

2003	$ 20,170
2004	20,170
2005	20,170
2006	20,170
2007	20,170
Thereafter	850,400
	$951,250

Bank Credit Agreement

On June 28, 2002, we completed the refinancing of our previous U.S. senior secured credit facility, or the U.S. Credit Agreement, by entering into a new $850 million senior secured credit facility, or the New Credit Agreement. The New Credit Agreement provided us with $100 million of A term loans and $350 million of B term loans and also provides us with up to $400 million of revolving loans. Pursuant to the New Credit Agreement, we also have a $275 million incremental uncommitted term loan facility. See Note 20 which includes a discussion of borrowings under the incremental term loan facility subsequent to December 31, 2002.

The A term loans and revolving loans mature on June 28, 2008 and the B term loans mature on November 30, 2008. Principal on the A term loans and B term loans is required to be repaid in scheduled annual installments. During 2002, we repaid $1.8 million of B term loans under the New Credit Agreement. During 2002 and 2001, we repaid $119.4 million and $39.8 million, respectively, of A term loans and $186.6 million and $2.0 million, respectively, of B term loans under the U.S. Credit Agreement. The New Credit Agreement requires us to prepay term loans with proceeds received from the incurrence of indebtedness, except proceeds used to refinance other existing indebtedness; with proceeds received from certain assets sales; and, under certain circumstances, with 50 percent of our excess cash flow. Generally, prepayments are allocated pro rata to the A term loans and B term loans and applied first to the scheduled amortization payments in the year of such prepayments and, to the extent in excess thereof, pro rata to the remaining installments of term loans.

The incremental uncommitted term loan facility provides, among other things, that any incremental term loan borrowing shall be denominated in a single currency, either U.S. dollars or certain foreign currencies; have a maturity date no earlier than the maturity date for the B term loans; and be used to finance permitted acquisitions, refinance any indebtedness assumed as part of a permitted acquisition, refinance or repurchase subordinated debt and repay outstanding revolving loans.

Revolving loans may be used for working capital needs and other general corporate purposes, including acquisitions. Revolving loans may be borrowed, repaid and reborrowed over the life of the New Credit Agreement until their final maturity. We are required to maintain, for at least one period of 30 consecutive days during each calendar year, total average unutilized revolving loan commitments of at least $90 million. At December 31, 2002, there were no revolving loans outstanding and, after taking into account letters of credit of $16.9 million, borrowings available under the revolving credit facility of the New Credit Agreement were $383.1 million.

Borrowings under the New Credit Agreement may be designated as base rate or Eurodollar rate borrowings. The base rate is the higher of the prime lending rate of Deutsche Bank Trust Company Americas or ½ of one percent in excess of the overnight federal funds rate. Initially, the interest rate for all loans under the New Credit Agreement is the base rate plus a margin of one percent or the Eurodollar rate plus a margin of two percent. After December 31, 2002, the interest rate margin on base rate and Eurodollar rate borrowings will be reset quarterly based upon our total leverage ratio, as defined in the New Credit Agreement. As of December 31, 2002, the interest rate for Eurodollar rate borrowings was 3.4 percent. There were no base rate borrowings outstanding at December 31, 2002. For 2002, 2001 and 2000, the weighted average annual interest rate paid on term loans was 4.0 percent, 6.0 percent and 7.8 percent, respectively; and the weighted average annual interest rate paid on revolving loans was 3.3 percent, 5.3 percent and 7.5 percent, respectively. We have entered into interest rate swap agreements with an aggregate notional amount of $375 million to convert interest rate exposure from variable rates to fixed rates of interest. See Note 10 which includes a discussion of the interest rate swap agreements.

The New Credit Agreement provides for the payment of a commitment fee ranging from 0.25 percent to 0.50 percent per annum on the daily average unused portion of commitments available under the revolving loan facility. Initially, the commitment fee is 0.50 percent per annum. After December 31, 2002, the commitment fee will be reset quarterly based on our total leverage ratio.

We may utilize up to a maximum of $50 million of our revolving loan facility under the New Credit Agreement for letters of credit as long as the aggregate amount of borrowings of revolving loans and letters of credit do not exceed the amount of the commitment under such revolving loan facility. The New Credit Agreement provides for payment to the applicable lenders of a letter of credit fee equal to the applicable margin in effect for revolving loans maintained as Eurodollar rate loans (two percent at December 31, 2002) and to the issuers of letters of credit of a facing fee of ¼ of one percent per annum, calculated on the aggregate stated amount of all letters of credit.

The indebtedness under the New Credit Agreement is guaranteed by Holdings and certain of its U.S. subsidiaries and is secured by a security interest in substantially all of our real and personal property. The stock of certain of our U.S. subsidiaries has also been pledged as security to the lenders under the New Credit Agreement. At December 31, 2002, we had assets of a U.S. subsidiary of $139.0 million which were restricted and could not be transferred to Holdings or any other subsidiary of Holdings. The New Credit Agreement contains certain financial and operating covenants which limit, among other things, our ability and the ability of our subsidiaries to grant liens, sell assets and use the proceeds from certain asset sales, make certain payments (including dividends) on our capital stock, incur indebtedness or provide guarantees, make loans or investments, enter into transactions with affiliates, make certain capital expenditures, engage in any business other than the packaging business, and, with respect to our subsidiaries, issue stock. In addition, we are required to meet specified financial covenants including interest coverage and total leverage ratios, each as defined in the New Credit Agreement. We are currently in compliance with all covenants under the New Credit Agreement.

Because we sell metal containers used in fruit and vegetable pack processing, we have seasonal sales. As is common in the industry, we must access working capital to build inventory and then carry accounts receivable for some customers beyond the end of the summer and fall packing season. Seasonal accounts are generally settled by year end. Due to our seasonal requirements, we incur short-term indebtedness to finance our working capital requirements. For 2002, 2001 and 2000, the average amount of revolving loans outstanding, including seasonal borrowings, was $258.8 million, $497.0 million and $339.5 million, respectively; and, after taking into account outstanding letters of credit, the highest amount of such borrowings was $485.3 million, $584.3 million and $529.9 million, respectively.

As a result of refinancing our U.S. Credit Agreement, we recorded an extraordinary charge of $0.6 million, net of income taxes, or $0.03 per diluted share, in 2002 for the write-off of unamortized debt issuance costs related to the U.S. Credit Agreement.

Canadian Bank Facility

Through a wholly owned Canadian subsidiary, we have a Canadian bank facility, or the Canadian Bank Facility, with various Canadian banks. The Canadian Bank Facility initially provided our Canadian subsidiaries with Cdn. $26.5 million (U.S. $18.5 million) of term loans, and provides such subsidiaries with up to Cdn. $6.5 million (U.S. $4.5 million) of revolving loans. At December 31, 2002, there were no term loans outstanding under the Canadian Bank Facility. During 2002 and 2001, we repaid Cdn. $4.2 million (U.S. $2.6 million) and Cdn. $12.8 million (U.S. $8.2 million), respectively, of term loans under the Canadian Bank Facility.

Revolving loans may be borrowed, repaid and reborrowed until maturity on December 31, 2003. There were no revolving loans outstanding under the Canadian Bank Facility at December 31, 2002 and December 31, 2001.

Revolving loan and term loan borrowings may be designated as Canadian Prime Rate or Bankers Acceptance borrowings. Currently, Canadian Prime Rate borrowings bear interest at the Canadian Prime Rate, as defined in the Canadian Bank Facility, plus no margin. Bankers Acceptance borrowings bear interest at the rate for bankers acceptances plus a margin of one percent. Similar to the New Credit Agreement, the interest rate margin on both Canadian Prime Rate and Bankers Acceptance borrowings will be reset quarterly based upon our consolidated total leverage ratio.

The indebtedness under the Canadian Bank Facility is guaranteed by Holdings and certain of its subsidiaries and is secured by a security interest in substantially all of the real and personal property of our Canadian subsidiaries and all of the stock of our Canadian subsidiaries. The Canadian Bank Facility contains covenants which are generally no more restrictive than and are generally similar to the covenants in the New Credit Agreement.

9% Senior Subordinated Debentures

On April 29, 2002, we issued an additional $200 million aggregate principal amount of our 9% Senior Subordinated Debentures due 2009, or the 9% Debentures. The newly issued 9% Debentures were an add-on issuance under the indenture for our existing 9% Debentures originally issued in June 1997 and have identical terms to the existing 9% Debentures. The issue price for the new 9% Debentures was 103% of their principal amount (effective interest rate of 8.4 percent). Net cash proceeds received from this issuance were approximately $202 million, after deducting selling commissions and offering expenses payable by us. The net proceeds from this issuance were used to repay a portion of our revolving loan obligations under the U.S. Credit Agreement.

The $500 million aggregate principal amount of the 9% Debentures are general unsecured obligations of Holdings, subordinate in right of payment to obligations under the New Credit Agreement and the Canadian Bank Facility and effectively subordinate to all obligations of the subsidiaries of Holdings. Interest on the 9% Debentures is payable semi-annually in cash on the first day of each June and December.

The 9% Debentures are redeemable, at the option of Holdings, in whole or in part, at any time after June 1, 2002 at the following redemption prices (expressed in percentages of principal amount) plus accrued and unpaid interest thereon to the redemption date if redeemed during the twelve month period beginning June 1 of the years set forth below:

Year	Redemption Price
2002	104.500%
2003	103.375%
2004	102.250%
2005	101.125%
Thereafter	100.000%

Upon the occurrence of a change of control, as defined in the indenture relating to the 9% Debentures, Holdings is required to make an offer to purchase the 9% Debentures at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of purchase.

The indenture relating to the 9% Debentures contains covenants which are generally less restrictive than those under the New Credit Agreement and Canadian Bank Facility.

13¼% Subordinated Debentures

In December 2000, we redeemed all $56.2 million principal amount of our outstanding 13¼% Subordinated Debentures due 2006, or the 13¼% Debentures. The redemption price was 109.938% of the principal amount, or approximately $61.8 million, plus accrued and unpaid interest to the redemption date. As permitted under the U.S. Credit Agreement and the other documents governing our indebtedness, we funded the redemption with lower cost revolving loans under the U.S. Credit Agreement. As a result, in 2000, we recorded an extraordinary loss of $4.2 million, net of income taxes, or $0.23 per diluted share, for the premium paid in connection with this redemption and for the write-off of unamortized debt issuance costs related to the 13¼% Debentures.

Note 10. Financial Instruments

The financial instruments recorded in our Consolidated Balance Sheets include cash and cash equivalents, accounts receivable, accounts payable, debt obligations and swap agreements. Due to their short-term maturity, the carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate their fair market value. The following table summarizes the carrying amounts and estimated fair values of our other financial instruments at December 31 (bracketed amounts represent assets):

	2002		2001	
(Dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Bank debt	$448,250	$448,250	$641,665	$641,665
Subordinated debt	505,575	518,750	300,000	305,250
Interest rate swap agreements	6,526	6,526	5,037	5,037
Natural gas swap agreements	(569)	(569)	1,768	1,768

Methods and assumptions used in estimating fair values are as follows:

Bank debt: The carrying amounts of our variable rate bank revolving loans and term loans approximate their fair values.

Subordinated debt: The fair value of our 9% Debentures is estimated based on quoted market prices.

Interest Rate and Natural Gas Swap Agreements: The fair value of the interest rate and natural gas swap agreements reflects the estimated amounts that we would pay or receive at December 31, 2002 and 2001 in order to terminate the contracts based on the present value of expected cash flows derived from market rates and prices.

Derivative Instruments and Hedging Activities

We utilize certain derivative financial instruments to manage a portion of our interest rate and natural gas cost exposures. We limit our use of derivative financial instruments to interest rate and natural gas swap agreements. We do not utilize derivative financial instruments for speculative purposes.

Our interest rate and natural gas swap agreements are accounted for as cash flow hedges. To the extent these swap agreements are effective pursuant to SFAS No. 133 in offsetting the variability of the hedged cash flows, changes in their fair values are recorded in accumulated other comprehensive loss, a component of stockholders' equity, and reclassified into earnings in future periods when earnings are also affected by the variability of the hedged cash flows. To the extent these swap agreements are not effective as hedges, changes in their fair values are recorded in net income. During each of 2002 and 2001, ineffectiveness for our hedges reduced net income by $0.2 million and was recorded primarily in interest and other debt expense in our Consolidated Statements of Income.

The fair value of the outstanding swap agreements in effect at December 31, 2002 and 2001 was recorded in our Consolidated Balance Sheets as a net liability of $6.0 million ($5.6 million in other liabilities, $0.9 million in accrued interest payable and $0.5 million in other assets) and $6.8 million ($6.7 million in other liabilities, $1.1 million in accrued interest payable and $1.0 million in other assets), respectively. See Note 4 which includes a discussion of the effects of hedging activities on accumulated other comprehensive loss.

Interest Rate Swap Agreements

We have entered into interest rate swap agreements with major banks to manage a portion of our exposure to interest rate fluctuations. The interest rate swap agreements effectively convert interest rate exposure from variable rates to fixed rates of interest. At December 31, 2002 and 2001, the aggregate notional principal amount of these agreements was $375 million and $275 million, respectively. These agreements are with financial institutions which are expected to fully perform under the terms thereof.

Under these agreements, we pay fixed rates of interest ranging from 2.5 percent to 6.4 percent and receive floating rates of interest based on three month LIBOR. These agreements mature in 2003 ($125 million notional principal amount) and 2004 ($250 million notional principal amount). The difference between amounts to be paid or received on interest rate swap agreements is recorded as interest expense. Net payments of $7.2 million, net payments of $2.0 million and net receipts of $0.6 million were made under these interest rate swap agreements for the years ended December 31, 2002, 2001 and 2000, respectively. During 2002, interest rate swap agreements for an aggregate notional principal amount of $100 million expired. No interest rate swap agreements expired during 2001.

Natural Gas Swap Agreements

We have entered into natural gas swap agreements with major financial institutions to manage a portion of our exposure to fluctuations in natural gas prices. We entered into natural gas swap agreements to hedge approximately 80 percent and 35 percent of our exposure to fluctuations in natural gas prices in 2002 and 2001, respectively. At December 31, 2002 and December 31, 2001, the aggregate notional principal amount of these agreements was 0.9 million MMBtu and 1.6 million MMBtu of natural gas, respectively. These agreements are with institutions that are expected to fully perform under the terms thereof.

Under these agreements, we pay fixed natural gas prices ranging from $3.22 to $4.23 per MMBtu and receive a NYMEX-based natural gas price. These agreements mature in 2003 (0.8 million MMBtu notional principal amount) and 2004 (0.1 million MMBtu notional principal amount). Gains and losses on these natural gas swap agreements are deferred and recognized when the related costs are recorded to cost of goods sold. Payments under these natural gas swap agreements were $1.2 million and $1.3 million during 2002 and 2001, respectively, and payments and receipts under these agreements were essentially equal in 2000. During 2002 and 2001, natural gas swap agreements for aggregate notional amounts of 1.5 million MMBtu and 0.8 million MMBtu of natural gas expired, respectively.

Concentration of Credit Risk

We derive a significant portion of our revenue from multi-year supply agreements with many of our customers. Aggregate revenues from our three largest customers accounted for approximately 34.9 percent, 33.6 percent and 33.7 percent of our net sales in 2002, 2001 and 2000, respectively. The receivable balances from these customers collectively represented 27.4 percent and 31.1 percent of our trade accounts receivable at December 31, 2002 and 2001, respectively. As is common in the packaging industry, we provide extended payment terms to some of our customers due to the seasonality of the vegetable and fruit pack processing business. Exposure to losses is dependent on each customer's financial position. We perform ongoing credit evaluations of our customers' financial condition, and our receivables are generally not collateralized. We maintain an allowance for doubtful accounts which we believe is adequate to cover potential credit losses based on customer credit evaluations, collection history and other information.

Note 11. Commitments and Contingencies

We have a number of noncancelable operating leases for office and plant facilities, equipment and automobiles that expire at various dates through 2020. Certain operating leases have renewal options as well as various purchase options. Minimum future rental payments under these leases are as set forth below for each of the following years (dollars in thousands):

2003	$21,085
2004	16,242
2005	13,665
2006	11,408
2007	9,181
Thereafter	23,706
	$95,287

Rent expense was approximately $23.5 million, $22.8 million and $19.0 million for the years ended December 31, 2002, 2001 and 2000, respectively.

We are a party to routine legal proceedings arising in the ordinary course of our business. We are not a party to, and none of our properties are subject to, any pending legal proceedings which could have a material adverse effect on our business or financial condition.

Note 12. Retirement Benefits

We sponsor a number of defined benefit pension and defined contribution plans which cover substantially all employees, other than union employees covered by multi-employer defined benefit pension plans under collective bargaining agreements. Pension benefits are provided based on either a career average, final pay or years of service formula. With respect to certain hourly employees, pension benefits are provided based on stated amounts for each year of service. It is our policy to fund accrued pension and defined contribution costs in compliance with ERISA requirements. Assets of the plans consist primarily of equity and bond funds.

We have unfunded defined benefit health care and life insurance plans that provide postretirement benefits to certain employees. The plans are contributory, with retiree contributions adjusted annually, and contain cost sharing features including deductibles and coinsurance. Retiree health benefits are paid as covered expenses are incurred.

The changes in benefit obligations and plan assets as well as the funded status of our retirement plans at December 31 are as follows:

	Pension Benefits		Postretirement Benefits	
(Dollars in thousands)	2002	2001	2002	2001
Change in Benefit Obligation				
Obligation at beginning of year	$137,488	$128,840	$ 50,674	$ 49,682
Service cost	7,787	7,653	1,385	1,778
Interest cost	10,018	9,472	3,584	3,640
Actuarial losses	5,307	2,438	1,127	2,494
Plan amendments	865	785	(71)	—
Benefits paid	(5,170)	(5,004)	(3,252)	(2,475)
Participants' contributions	—	—	308	218
Acquisition	—	1,519	—	1,211
Curtailments or settlements	—	(8,215)	—	(5,874)
Obligation at end of year	156,295	137,488	53,755	50,674
Change in Plan Assets				
Fair value of plan assets at beginning of year	99,960	97,770	—	—
Actual return on plan assets	(5,986)	508	—	—
Employer contributions	24,970	15,585	2,944	2,257
Participants' contributions	—	—	308	218
Benefits paid	(5,170)	(5,004)	(3,252)	(2,475)
Curtailments or settlements	—	(7,927)	—	—
Expenses	(979)	(972)	—	—
Fair value of plan assets at end of year	112,795	99,960	—	—
Funded Status				
Funded Status	(43,500)	(37,528)	(53,755)	(50,674)
Unrecognized actuarial loss	30,474	9,116	6,781	5,710
Unrecognized prior service cost	14,504	15,803	34	109
Net amount recognized	$ 1,478	$ (12,609)	$(46,940)	$(44,855)
Amounts recognized in the Consolidated Balance Sheets				
Prepaid benefit cost	$ 16,516	$ 4,005	$ —	$ —
Accrued benefit liability	(41,958)	(32,217)	(46,940)	(44,855)
Intangible asset	10,349	10,855	—	—
Accumulated other comprehensive loss	16,571	4,748	—	—
Net amount recognized	$ 1,478	$ (12,609)	$(46,940)	$(44,855)

The components of the net periodic benefit cost for each of the years ended December 31 are as follows:

	Pension Benefits			Postretirement Benefits		
(Dollars in thousands)	2002	2001	2000	2002	2001	2000
Service cost	$ 7,787	$ 7,653	$ 6,986	$1,385	$1,778	$1,228
Interest cost	10,018	9,472	8,671	3,584	3,640	3,220
Expected return on plan assets	(9,144)	(8,754)	(7,925)	—	—	—
Amortization of prior service cost	2,164	2,108	1,745	5	15	15
Amortization of actuarial losses (gains)	58	(93)	(143)	57	23	20
Losses due to settlement or curtailment	—	151	311	—	—	—
Net periodic benefit cost	$10,883	$10,537	$ 9,645	$5,031	$5,456	$4,483

Our principal pension and postretirement benefit plans used the following weighted average actuarial assumptions at December 31:

	2002	2001
Discount rate	7.00%	7.25%
Expected return on plan assets	9.00%	9.00%
Rate of compensation increase	3.60%	3.60%

The assumed health care cost trend rates used to determine the accumulated postretirement benefit obligation in 2002 were 12.0 percent for pre-age 65 retirees and 10.0 percent for post-age 65 retirees, declining gradually to an ultimate rate of 5.0 percent in 2009. The assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage point change in the assumed health care cost trend rates would have the following effects:

(Dollars in thousands)	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on postretirement benefit cost	$ 523	$ (436)
Effect on postretirement benefit obligation	4,309	(3,701)

We participate in several multi-employer pension plans which provide defined benefits to certain of our union employees. Amounts contributed to these plans and charged to pension cost in 2002, 2001 and 2000 were $4.7 million, $4.6 million and $4.7 million, respectively.

We also sponsor defined contribution pension and profit sharing plans covering substantially all employees. Our contributions to these plans are based upon employee contributions and operating profitability. Contributions charged to expense for these plans were $6.6 million in 2002, $6.4 million in 2001 and $5.1 million in 2000.

Note 13. Income Taxes

The components of the provision for income taxes are as follows:

(Dollars in thousands)	2002	2001	2000
Current:			
Federal	$ 5,527	$11,618	$ 7,859
State	843	1,372	816
Foreign	3,549	3,380	2,656
	9,919	16,370	11,331
Deferred:			
Federal	22,825	12,378	10,372
State	2,325	2,182	953
Foreign	69	(708)	424
	25,219	13,852	11,749
	$35,138	$30,222	$23,080

The provision for income taxes is included in our Consolidated Statements of Income as follows:

(Dollars in thousands)	2002	2001	2000
Income before equity in losses of affiliates and extraordinary item	$37,190	$30,222	$25,790
Equity in losses of affiliates	(1,668)	—	—
Extraordinary item	(384)	—	(2,710)
	$35,138	$30,222	$23,080

The provision for income taxes varied from income taxes computed at the statutory U.S. federal income tax rate as a result of the following:

(Dollars in thousands)	2002	2001	2000
Income taxes computed at the statutory U.S. federal income tax rate	$31,131	$26,644	$20,649
State and foreign taxes, net of federal tax benefit	2,873	1,955	1,109
Amortization of goodwill	—	1,309	1,009
Other	1,134	314	313
	$35,138	$30,222	$23,080
Effective tax rate	39.5%	39.7%	39.1%

Deferred income taxes reflect the net tax effect of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Significant components of our deferred tax assets and liabilities at December 31 are as follows:

(Dollars in thousands)	2002	2001
Deferred tax assets:		
Pension and postretirement liabilities	$ 25,394	$ 24,694
Rationalization and other accrued liabilities	16,863	24,971
Net operating loss carryforwards	29,226	39,128
AMT and other credit carryforwards	30,272	25,405
Other	6,780	5,729
Total deferred tax assets	108,535	119,927
Deferred tax liabilities:		
Property, plant and equipment	(115,494)	(115,060)
Other	(11,998)	(10,843)
Total deferred tax liabilities	(127,492)	(125,903)
Net deferred tax liability	$ (18,957)	$ (5,976)

We file a consolidated U.S. federal income tax return that includes all domestic subsidiaries except CS Can, which files a separate consolidated U.S. federal income tax return. At December 31, 2002, we had net operating loss carryforwards of approximately $10.9 million that are available to offset future consolidated taxable income (excluding CS Can) and that expire in 2012. At December 31, 2002, CS Can had net operating loss carryforwards of approximately $62.4 million that are available to offset its future taxable income and that expire from 2018 through 2022. We believe that it is more likely than not that these net operating loss carryforwards will be available to reduce future income tax liabilities based upon estimated future taxable income, the reversal of temporary differences in future periods and the utilization of tax planning strategies. We also have $26.8 million of alternative minimum tax credits and CS Can has $0.8 million of alternative minimum tax credits which are available indefinitely to reduce future income tax payments.

Pre-tax income of foreign subsidiaries was $11.1 million in 2002, $10.7 million in 2001 and $8.9 million in 2000. At December 31, 2002, approximately $30.3 million of accumulated earnings of foreign subsidiaries are expected to be permanently reinvested. Accordingly, applicable U.S. federal income taxes have not been provided. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable to estimate.

Note 14. Stock Option Plans

We have established a stock option plan, or the Plan, for key employees pursuant to which options to purchase shares of our common stock may be granted. The Plan authorizes grants of non-qualified or incentive stock options to purchase shares of our common stock. A maximum of 3,533,417 shares may be issued for stock options under the Plan. As of December 31, 2002, there were options for 695,074 shares of our common stock available for future issuance under the Plan. The exercise price of the stock options granted under the Plan is the fair market value of our common stock on the grant date. The stock options granted under the Plan generally vest ratably over a five year period beginning one year after the grant date and have a term of ten years.

We have also established a stock option plan, or the Directors' Plan, for non-employee directors pursuant to which options to purchase shares of our common stock may be granted. The Directors' Plan authorizes grants of non-qualified stock options to purchase shares of our common stock. A maximum of 60,000 shares may be issued for stock options under the Directors' Plan. As of December 31, 2002, there were options for 54,000 shares of our common stock available for future issuance under the Directors' Plan. The exercise price of the stock options granted under the Directors' Plan is the fair market value of our common stock on the grant date. The stock options granted under the Directors' Plan generally vest six months after the grant date and have a term of ten years.

The following is a summary of stock option activity for years ended December 31, 2002, 2001 and 2000:

	Options	Weighted Average Exercise Price
Options outstanding at December 31, 1999	857,268	$11.17
Granted	823,900	$13.62
Exercised	(256,203)	2.00
Canceled	(236,500)	21.88
Options outstanding at December 31, 2000	1,188,465	12.71
Granted	100,000	$20.76
Exercised	(150,773)	6.82
Canceled	—	—
Options outstanding at December 31, 2001	1,137,692	14.20
Granted	151,440	$37.89
Exercised	(377,172)	11.41
Canceled	(144,600)	15.57
Options outstanding at December 31, 2002	767,360	19.99

At December 31, 2002, 2001 and 2000, the remaining contractual life of options outstanding was 7.4 years, 7.0 years and 7.5 years, respectively, and there were 220,280, 402,372 and 360,065 options exercisable with weighted average exercise prices of $17.88, $12.26 and $8.12, respectively.

The following is a summary of stock options outstanding and exercisable at December 31, 2002 by range of exercise price:

Range of Exercise Prices	Number Outstanding	Remaining Contractual Life (Years)	Weighted Average Exercise Price	Exercisable	Weighted Average Exercise Price
$ 7.25 - $14.09	463,920	7.2	$13.53	124,280	$13.52
17.00 - 22.13	130,000	6.1	20.53	80,000	21.22
25.15 - 37.26	48,000	8.0	31.67	16,000	34.97
38.00 - 42.22	125,440	9.4	38.85	—	—
	767,360			220,280	

The weighted average fair value of options granted was $25.49, $14.01 and $9.28 for 2002, 2001 and 2000, respectively.

The fair value was calculated using the Black-Scholes option-pricing model based on the following weighted average assumptions for grants made in 2002, 2001 and 2000:

	2002	2001	2000
Risk-free interest rate	5.4%	4.5%	6.6%
Expected volatility	59.6%	60.3%	60.6%
Dividend yield	—	—	—
Expected option life (years)	8	8	8

Note 15. Capital Stock

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share.

Our Board of Directors previously authorized the repurchase of up to $70.0 million of our common stock from time to time in the open market, through privately negotiated transactions or through block purchases. Our repurchases of common stock are recorded as treasury stock and result in a charge to stockholders' equity. Through December 31, 2002, we repurchased 2,708,975 shares of our common stock for $61.0 million.

Note 16. Earnings Per Share

The components of the calculation of earnings per share are as follows:

(Dollars and shares in thousands)	2002	2001	2000
Income before extraordinary item	$54,407	$41,765	$35,524
Extraordinary item	(599)	—	(4,216)
Net income	$53,808	$41,765	$31,308
Weighted average number of shares used in:			
Basic earnings per share	18,135	17,777	17,652
Assumed exercise of employee stock options	242	304	351
Diluted earnings per share	18,377	18,081	18,003

Options to purchase 16,494 to 174,223 shares of common stock at prices ranging from $25.15 to $42.22 per share for 2002, 172,826 to 842,289 shares of common stock at prices ranging from $11.63 to $36.75 per share for 2001 and 743,575 to 997,900 shares of common stock at prices ranging from $9.31 to $36.75 per share for 2000 were outstanding but were excluded from the computation of diluted earnings per share because the exercise prices for such options were greater than the average market price of the common stock and, therefore, the effect would be antidilutive.

Note 17. Related Party Transactions

Pursuant to various management services agreements, or the Management Agreements, entered into between each of Holdings, Containers and Plastics and S&H Inc., or S&H, a company wholly owned by Mr. Silver, the Chairman and Co-Chief Executive Officer of Holdings, and Mr. Horrigan, the President and Co-Chief Executive Officer of Holdings, S&H provides Holdings and its subsidiaries with general management, supervision and administrative services.

In 2002, 2001 and 2000, in consideration for its services, S&H received a fee in an amount equal to 90.909 percent of 4.95 percent of our consolidated EBDIT (as defined in the Management Agreements) until our consolidated EBDIT had reached the scheduled amount set forth in the Management Agreements, plus reimbursement for all related out-of-pocket expenses. We paid $5.2 million, $5.1 million and $4.9 million to S&H under the Management Agreements in 2002, 2001 and 2000, respectively. These payments to S&H were allocated, based upon EBDIT, as a charge to operating income of each of our business segments. Under the terms of the Management Agreements, we have agreed, subject to certain exceptions, to indemnify S&H and any of its affiliates, officers, directors, employees, subcontractors, consultants or controlling persons against any loss or damage they may sustain arising in connection with the Management Agreements.

During 2001 and 2000, The Morgan Stanley Leveraged Equity Fund II, L.P., an affiliate of Morgan Stanley, held a significant amount of our common stock. In each of 2001 and 2000, we paid Morgan Stanley $0.5 million for financial advisory services. In 2002 and 2001, we entered into natural gas swap agreements with Morgan Stanley Capital Group, Inc., or MSCG, an affiliate of Morgan Stanley, for an aggregate notional principal amount of 0.8 million and 1.0 million MMBtu of natural gas. During 2002 and 2001, an aggregate notional principal amount of 0.9 million MMBtu and 0.1 million MMBtu, respectively, of these natural gas swap agreements were settled under which we received and paid insignificant amounts to MSCG. In 2002, we paid Morgan Stanley and Morgan Stanley Senior Funding, Inc., an affiliate of Morgan Stanley, a combined $4.9 million in underwriting fees related to the New Credit Agreement and the add-on issuance of the 9% Debentures. Mr. Abramson, a director of Holdings, is a Managing Director of Morgan

Stanley & Co. Incorporated, an affiliate of Morgan Stanley.

Landstar System, Inc. provided transportation services to our subsidiaries in the amount of $0.4 million, $0.7 million and $0.9 million in 2002, 2001 and 2000, respectively. Mr. Crowe, a director of Holdings, is the Chairman of the Board, President and Chief Executive Officer of Landstar System, Inc.

Note 18. Business Segment Information

We are engaged in the packaging industry and report our results primarily in two business segments: metal food containers and plastic containers. The metal food containers segment manufactures steel and aluminum containers for human and pet food and paperboard containers. The plastic containers segment manufactures custom designed plastic containers for personal care, health care, pharmaceutical, household and industrial chemical, food, pet care, agricultural chemical, automotive and marine chemical products, as well as plastic bowls and cans, plastic closures, caps, sifters and fitments and thermoformed plastic tubs for personal care, food, pet care and household products. These segments are strategic business operations that offer different products. Each are managed separately because each business produces a packaging product requiring different technology, production and marketing strategies. Each segment operates primarily in the United States. There are no inter-segment sales. The accounting policies of the business segments are the same as those described in Note 1.

Information for each of the past three years for our business segments is as follows:

(Dollars in thousands)	Metal Food Containers(1)	Plastic Containers(2)	Metal Closures	Corporate	Total
2002					
Net sales	$1,486,950	$501,334	$ —	$ —	$1,988,284
Depreciation and amortization	59,435	36,225	—	55	95,715
Segment income from operations	120,587	52,916	—	(5,563)	167,940
Segment assets	901,628	472,549	—	—	1,374,177
Capital expenditures	82,836	36,287	—	37	119,160
2001					
Net sales	$1,401,146	$493,598	$46,250	$ —	$1,940,994
Depreciation and amortization	55,097	37,864	2,475	95	95,531
Segment income from operations	108,360	45,992	3,268	(5,209)	152,411
Segment assets	856,336	454,104	—	—	1,310,440
Capital expenditures	54,869	37,340	761	72	93,042
2000					
Net sales	$1,387,705	$398,953	$90,839	$ —	$1,877,497
Depreciation and amortization	53,063	30,887	4,917	102	88,969
Segment income from operations	120,238	36,890	3,675	(3,701)	157,102
Segment assets	860,546	466,663	54,166	—	1,381,375
Capital expenditures	58,617	28,292	2,298	20	89,227

(1) Includes rationalization credits of $5.4 million in 2002 and net rationalization charges of $5.8 million in 2001. Includes goodwill amortization of $2.3 million and $2.4 million in 2001 and 2000, respectively.

(2) Includes a rationalization credit of $0.2 million in 2002 and a rationalization charge of $3.5 million in 2001. Includes goodwill amortization of $2.7 million and $1.8 million in 2001 and 2000, respectively.

Total segment income from operations is reconciled to income before income taxes, equity in losses of affiliates and extraordinary item as follows:

(Dollars in thousands)	2002	2001	2000
Total segment income from operations	$167,940	$152,411	$157,102
Gain on assets contributed to affiliate	—	(4,908)	—
Interest and other debt expense	73,789	81,192	91,178
Income before income taxes, equity in losses of affiliates and extraordinary item	$ 94,151	$ 76,127	$ 65,924

Total segment assets are reconciled to total assets as follows:

(Dollars in thousands)	2002	2001
Total segment assets	$1,374,177	$1,310,440
Other assets	248	1,380
Total assets	$1,374,425	$1,311,820

Financial information relating to our operations by geographic area is as follows:

(Dollars in thousands)	2002	2001	2000
Net sales:			
United States	$1,928,058	$1,882,114	$1,823,349
Canada	60,226	58,880	54,148
Total net sales	$1,988,284	$1,940,994	$1,877,497
Long-lived assets:			
United States	$ 824,571	$ 796,632	
Canada	22,656	22,375	
Total long-lived assets	$ 847,227	$ 819,007	

Net sales are attributed to the country from which the product was manufactured and shipped.

Sales of our metal food containers segment to Nestlé Food Company accounted for 12.1 percent, 10.8 percent and 11.8 percent of our consolidated net sales during 2002, 2001 and 2000, respectively. Sales of our metal food containers segment to Campbell Soup Company accounted for 11.4 percent, 12.2 percent and 10.7 percent of our consolidated net sales during 2002, 2001 and 2000, respectively. Sales of our metal food containers segment to Del Monte Corporation accounted for 9.9 percent, 10.1 percent, and 10.7 percent of our consolidated net sales during 2002, 2001 and 2000, respectively.

Note 19. Quarterly Results of Operations (Unaudited)

The following table presents our quarterly results of operations for the years ended December 31, 2002 and 2001:

(Dollars in thousands, except per share data)	First	Second	Third	Fourth
2002(1)				
Net sales	$424,256	$456,249	$640,854	$466,925
Gross profit	52,487	57,427	81,234	47,405
Income before extraordinary item	11,343	10,674	26,198	6,192
Net income	11,343	10,075	26,198	6,192
Basic earnings per share:(2)				
Income before extraordinary item	$ 0.63	$ 0.59	$ 1.44	$ 0.34
Net income	0.63	0.56	1.44	0.34
Diluted earnings per share:(2)				
Income before extraordinary item	$ 0.62	$ 0.58	$ 1.42	$ 0.34
Net income	0.62	0.55	1.42	0.34
2001(3)				
Net sales	$443,514	$445,417	$590,791	$461,272
Gross profit	50,930	57,192	78,978	53,186
Net income	2,225	7,447	27,279	4,814
Basic net income per share(2)	$ 0.13	$ 0.42	$ 1.53	$ 0.27
Diluted net income per share(2)	0.12	0.41	1.50	0.26

(1) Net income for the first, third and fourth quarters of 2002 includes rationalization credits of $2.3 million, $2.6 million and $0.7 million, respectively. Net income for the second quarter of 2002 includes an extraordinary loss of $0.6 million, net of income taxes.

(2) Earnings per share data is computed independently for each of the periods presented. Accordingly, the sum of the quarterly earnings per share amounts may not equal the total for the year.

(3) Net income for the first quarter of 2001 includes a rationalization charge of $3.5 million. Net income for the third quarter of 2001 includes a gain on assets contributed to affiliate of $5.3 million. Net income for the fourth quarter of 2001 includes net rationalization charges of $5.8 million and a reduction of $0.4 million to the gain on assets contributed to affiliate.

Note 20. Subsequent Events

In January 2003, we acquired substantially all of the assets of Thatcher Tubes LLC and its affiliates, or Thatcher Tubes, a privately held manufacturer and marketer of decorated plastic tubes serving primarily the personal care industry. The purchase price, including additional production capacity recently installed and currently being installed, was approximately $32 million in cash.

In March 2003, we acquired the remaining 65 percent equity interest in the White Cap joint venture that we did not already own from Amcor White Cap Inc. for $37.1 million in cash and refinanced approximately $90 million of debt of the business.

On March 3, 2003, we completed a $150 million incremental term loan borrowing under the New Credit Agreement. The proceeds were used largely to finance the acquisitions of White Cap and Thatcher Tubes. The terms of the incremental term loans are the same as those for B term loans under the New Credit Agreement. This borrowing reduces our incremental uncommitted term loan facility under the New Credit Agreement to $125 million.

On March 28, 2003, we announced that we will acquire PCP Can Manufacturing, Inc., a subsidiary of Pacific Coast Producers, or PCP, through which PCP self-manufactures its metal food containers. The transaction is expected to close in April 2003.

Five Year Selected Financial Data

Silgan Holdings Inc.

Year Ended December 31,	2002	2001	2000[a]	1999	1998[b]
(Dollars in millions, except per share data)					
Operating Data:					
Net sales	$1,988.3	$1,941.0	$1,877.5	$1,892.1	$1,768.7
Cost of goods sold	1,749.7	1,700.7	1,648.3	1,656.7	1,546.3
Gross profit	238.6	240.3	229.2	235.4	222.4
Selling, general and administrative expenses	76.2	78.6	72.1	75.0	68.1
Rationalization (credits) charges	(5.6)	9.3	—	36.1	—
Income from operations	168.0	152.4	157.1	124.3	154.3
Gain on assets contributed to affiliate	—	4.9	—	—	—
Interest and other debt expense	73.8	81.2	91.2	86.1	81.5
Income before income taxes, equity in losses of affiliates and extraordinary item	94.2	76.1	65.9	38.2	72.8
Provision for income taxes	37.2	30.2	25.8	14.3	26.9
Income before equity in losses of affiliates and extraordinary item	57.0	45.9	40.1	23.9	45.9
Equity in losses of affiliates	(2.6)	(4.1)	(4.6)	—	—
Income before extraordinary item	54.4	41.8	35.5	23.9	45.9
Extraordinary item - loss on early extinguishment of debt, net of income taxes	(0.6)	—	(4.2)	—	—
Net income	$ 53.8	$ 41.8	$ 31.3	$ 23.9	$ 45.9
Per Share Data:					
Basic earnings per share:					
Income before extraordinary item	$ 3.00	$ 2.35	$ 2.01	$ 1.35	$ 2.41
Extraordinary item	(0.03)	—	(0.24)	—	—
Basic net income per share	$ 2.97	$ 2.35	$ 1.77	$ 1.35	$ 2.41
Diluted earnings per share:					
Income before extraordinary item	$ 2.96	$ 2.31	$ 1.97	$ 1.32	$ 2.30
Extraordinary item	(0.03)	—	(0.23)	—	—
Diluted net income per share	$ 2.93	$ 2.31	$ 1.74	$ 1.32	$ 2.30

Year Ended December 31,	2002	2001	2000[a]	1999	1998[b]
(Dollars in millions, except per share data)					
Selected Segment Data:					
Net sales:					
Metal food containers	$1,487.0	$1,401.1	$1,387.7	$1,440.0	$1,333.0
Plastic containers	501.3	493.6	399.0	350.5	337.5
Metal closures	—	46.3	90.8	101.6	98.2
Income from operations:					
Metal food containers[c]	120.6	108.3	120.2	84.5	115.7
Plastic containers[d]	52.9	46.0	36.9	40.0	37.4
Metal closures	—	3.3	3.7	3.7	4.3
Other Data:					
Capital expenditures	$ 119.2	$ 93.0	$ 89.2	$ 87.4	$ 86.1
Depreciation and amortization[e]	95.7	95.5	89.0	86.0	77.5
Net cash provided by operating activities	163.3	143.0	95.1	143.3	147.4
Net cash used in investing activities	(117.2)	(59.8)	(218.5)	(84.9)	(278.3)
Net cash (used in) provided by financing activities	(5.7)	(85.3)	141.0	(60.7)	82.0
Balance Sheet Data (at end of period):					
Goodwill, net	$ 141.5	$ 141.5	$ 153.0	$ 107.6	$ 109.2
Total assets	1,374.4	1,311.8	1,383.8	1,185.3	1,224.0
Total debt	956.8	944.8	1,031.5	883.3	927.0
Stockholders' equity (deficiency)	63.1	15.1	(20.4)	(48.7)	(57.3)

(a) On October 1, 2000, we acquired RXI. The acquisition was accounted for as a purchase transaction and the results of operations have been included with our consolidated results of operations from the date of acquisition.

(b) On June 1, 1998, we acquired CS Can. The acquisition was accounted for as a purchase transaction and the results of operations have been included with our consolidated results of operations from the date of acquisition.

(c) Income from operations of the metal food container business includes rationalization credits of $5.4 million in 2002, net rationalization charges of $5.8 million in 2001 and rationalization charges of $36.1 million in 1999.

(d) Income from operations of the plastic container business includes a rationalization credit of $0.2 million in 2002 and a rationalization charge of $3.5 million in 2001.

(e) Depreciation and amortization excludes amortization of debt financing costs. Depreciation and amortization includes goodwill amortization of $5.0 million, $4.2 million, $3.9 million and $3.2 million in 2001, 2000, 1999 and 1998, respectively.

Corporate and Shareholder Information

Silgan Holdings Inc.

About Silgan:

We are a leading North American manufacturer of consumer goods packaging products with annual sales of approximately $2.0 billion in 2002. We operate 69 manufacturing facilities in the United States, Canada and Mexico. In North America, we are the largest supplier of metal containers for food products, a leading supplier of plastic containers for personal care products and a leading supplier of metal and plastic closures for food and beverage products.

Our products include steel and aluminum containers for human and pet food; custom designed plastic containers, tubes and closures for personal care, health care, pharmaceutical, household and industrial chemical, food, pet care, agricultural chemical, automotive and marine chemical products; and metal, composite and plastic closures for food and beverage products. We market our products through a direct sales force and, in part, through a network of distributors.

Form 10-K:

We will provide to our shareholders without charge a copy of our 2002 Annual Report on Form 10-K, excluding exhibits, as filed with the Securities and Exchange Commission. Requests should be made in writing and addressed to the Corporate Secretary at the Company's office or made through the Company's website.

Company Office:

Silgan Holdings Inc.
4 Landmark Square, Suite 400
Stamford, Connecticut 06901-2596
Main Tel. No.: (203) 975-7110
Investor Relations Tel. No.: (203) 406-3160
Website: www.silgan.com

Transfer Agent and Registrar:

The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286
Tel. No.: (800) 524-4458
Website: www.stockbny.com

Independent Auditors:

Ernst & Young LLP
1111 Summer Street
Stamford, CT 06905

Stock Information and Symbol:

Our Common Stock is listed on the Nasdaq National Market System and is traded under the symbol "SLGN." As of March 1, 2003, there were approximately 66 holders of record of our Common Stock.


SLGN
NASDAQ
LISTED

Quarterly Stock Information:

The following table sets forth the high and low closing sales prices of our Common Stock as quoted by the Nasdaq National Market System for the periods indicated below.

2002	High	Low
First Quarter	$34.04	$21.40
Second Quarter	42.83	33.27
Third Quarter	42.14	24.35
Fourth Quarter	29.88	18.41
2001	**High**	**Low**
First Quarter	$12.56	$ 7.88
Second Quarter	22.94	10.88
Third Quarter	25.29	16.50
Fourth Quarter	26.16	18.65

Dividends:

We have never declared or paid cash dividends on our Common Stock. We currently anticipate that we will retain all available funds for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our results of operations, financial condition, applicable contractual restrictions and other factors deemed relevant by our Board of Directors. We are allowed to pay cash dividends on our Common Stock up to specified limits under our senior secured credit agreements and our indenture for our 9% Senior Subordinated Debentures due 2009.


SILGAN. is a registered trademark of the Company.

Board of Directors

R. Philip Silver [3]

D. Greg Horrigan [3]

Leigh J. Abramson [1]
Managing Director,
Morgan Stanley & Co.
Incorporated

John W. Alden [1][2]
Former Vice Chairman,
United Parcel Service of
America, Inc.

Jeffrey C. Crowe [1][2]
Chairman of the Board,
President and
Chief Executive Officer of
Landstar System, Inc.

Edward A. Lapekas [1][2]
Former Chairman and
Chief Executive Officer,
American National Can
Group, Inc.

[1] Audit Committee
[2] Compensation Committee
[3] Stock Option Committee

Executive Officers

Company Officers

R. Philip Silver
Chairman of the Board and
Co-Chief Executive Officer

D. Greg Horrigan
President and
Co-Chief Executive Officer

Anthony J. Allott
Executive Vice President and
Chief Financial Officer

Frank W. Hogan, III
Senior Vice President, General
Counsel and Secretary

Glenn A. Paulson
Vice President, Corporate
Development

Nancy Merola
Vice President and
Controller

Malcolm E. Miller
Vice President and
Treasurer

Operating Company Officers

James D. Beam
President – Silgan Containers
Corporation

Russell F. Gervais
President – Silgan Plastics
Corporation

Gary M. Hughes
Executive Vice President
Silgan Containers Corporation


SILGAN.
HOLDINGS INC.

4 Landmark Square Stamford, Connecticut 06901-2596 (203) 406 3160 www.silgan.com